                                                    Registration No. 333-15569
                                                                     811-07913

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                      N8B-2

                        Pre-Effective Amendment No. 2

          FULCRUM VARIABLE LIFE SEPARATE ACCOUNT OF ALLMERICA FINANCIAL
                       LIFE INSURANCE AND ANNUITY COMPANY
                           (Exact Name of Registrant)


             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               440 Lincoln Street
                               Worcester, MA 01653
                     (Address of Principal Executive Office)


                   Abigail M. Armstrong, Secretary and Counsel
             Allmerica Financial Life Insurance and Annuity Company
                               440 Lincoln Street
                               Worcester, MA 01653


It is proposed that this filing will become effective:

_____immediately upon filing pursuant to paragraph (b)
_____On (________)pursuant to paragraph (b)
_____60 days after filing pursuant to paragraph (a) (1)
__x___On August 22, 1997 pursuant to paragraph (a) (1)
_____On (date) pursuant to paragraph (a)(2) of Rule 485

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940, Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933. The $500 filing fee required by said rule has been paid.

                     RECONCILIATION AND TIE BETWEEN ITEMS
                      IN FORM N-8b-2 AND THE PROSPECTUS


Item No. of
Form N-8b-2                        Caption in Prospectus
-----------                        ---------------------
1. . . . . . . . . . . . . . . .   Cover Page
2. . . . . . . . . . . . . . . .   Cover Page
3. . . . . . . . . . . . . . . .   Not Applicable
4. . . . . . . . . . . . . . . .   Distribution
5. . . . . . . . . . . . . . . .   Allmerica Financial, The Variable Account
6. . . . . . . . . . . . . . . .   The Variable Account
7. . . . . . . . . . . . . . . .   Not Applicable
8. . . . . . . . . . . . . . . .   Not Applicable
9. . . . . . . . . . . . . . . .   Legal Proceedings
10 . . . . . . . . . . . . . . .   Summary; Description of Allmerica Financial,
                                   The Variable Account, The Palladian Trust and
                                   Allmerica Investment Trust; The Contract;
                                   Contract Termination and Reinstatement; Other
                                   Contract Provisions
11 . . . . . . . . . . . . . . .   Summary; The Palladian Trust and Allmerica
                                   Investment Trust; Investment Objectives and
                                   Policies
12 . . . . . . . . . . . . . . .   Summary; The Palladian Trust and Allmerica
                                   Investment Trust
13 . . . . . . . . . . . . . . .   Summary; The Palladian Trust and Allmerica
                                   Investment Trust; Investment Advisory
                                   Services to The Palladian Trust; Investment
                                   Advisory Services to Allmerica Investment
                                   Trust; Charges and Deductions
14 . . . . . . . . . . . . . . .   Summary; Application for a Contract
15 . . . . . . . . . . . . . . .   Summary; Application for a Contract; Premium
                                   Payments; Allocation of Net Premiums
16 . . . . . . . . . . . . . . .   The Variable Account; The Palladian Trust and
                                   Allmerica Investment Trust; Allocation of Net
                                   Premiums
17 . . . . . . . . . . . . . . .   Summary; Surrender; Partial Withdrawal;
                                   Charges and Deductions; Contract Termination
                                   and Reinstatement
18 . . . . . . . . . . . . . . .   The Variable Account; The Palladian Trust and
                                   Allmerica Investment Trust; Premium Payments
19 . . . . . . . . . . . . . . .   Reports; Voting Rights
20 . . . . . . . . . . . . . . .   Not Applicable
21 . . . . . . . . . . . . . . .   Summary; Contract Loans; Other Contract
                                   Provisions
22 . . . . . . . . . . . . . . .   Other Contract Provisions
23 . . . . . . . . . . . . . . .   Not Required
24 . . . . . . . . . . . . . . .   Other Contract Provisions
25 . . . . . . . . . . . . . . .   Allmerica Financial
26 . . . . . . . . . . . . . . .   Not Applicable
27 . . . . . . . . . . . . . . .   Allmerica Financial
28 . . . . . . . . . . . . . . .   Directors and Principal Officers of Allmerica
                                   Financial
29 . . . . . . . . . . . . . . .   Allmerica Financial
30 . . . . . . . . . . . . . . .   Not Applicable
31 . . . . . . . . . . . . . . .   Not Applicable
32 . . . . . . . . . . . . . . .   Not Applicable
33 . . . . . . . . . . . . . . .   Not Applicable
34 . . . . . . . . . . . . . . .   Not Applicable
35 . . . . . . . . . . . . . . .   Distribution
36 . . . . . . . . . . . . . . .   Not Applicable
37 . . . . . . . . . . . . . . .   Not Applicable
38 . . . . . . . . . . . . . . .   Summary; Distribution
39 . . . . . . . . . . . . . . .   Summary; Distribution
40 . . . . . . . . . . . . . . .   Not Applicable
41 . . . . . . . . . . . . . . .   Allmerica Financial; Distribution
42 . . . . . . . . . . . . . . .   Not Applicable



43 . . . . . . . . . . . . . . .   Not Applicable
44 . . . . . . . . . . . . . . .   Premium Payments; Contract Value and Cash
                                   Surrender Value
45 . . . . . . . . . . . . . . .   Not Applicable
46 . . . . . . . . . . . . . . .   Contract Value and Cash Surrender Value;
                                   Federal Tax Considerations
47 . . . . . . . . . . . . . . .   Allmerica Financial
48 . . . . . . . . . . . . . . .   Not Applicable
49 . . . . . . . . . . . . . . .   Not Applicable
50 . . . . . . . . . . . . . . .   The Variable Account
51 . . . . . . . . . . . . . . .   Cover Page; Summary; Charges and Deductions;
                                   The Contract; Contract Termination and
                                   Reinstatement; Other Contract Provisions
52 . . . . . . . . . . . . . . .   Addition, Deletion or Substitution of
                                   Investments
53 . . . . . . . . . . . . . . .   Federal Tax Considerations
54 . . . . . . . . . . . . . . .   Not Applicable
55 . . . . . . . . . . . . . . .   Not Applicable
56 . . . . . . . . . . . . . . .   Not Applicable
57 . . . . . . . . . . . . . . .   Not Applicable
58 . . . . . . . . . . . . . . .   Not Applicable
59 . . . . . . . . . . . . . . .   Not Applicable


                      THE FULCRUM FUND-SM- NEXT GENERATION
           A MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT
                                 Funded Through
                     FULCRUM VARIABLE LIFE SEPARATE ACCOUNT
                                       by
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

This prospectus describes THE FULCRUM FUND-SM- NEXT GENERATION contracts ("the Contract"), a modified single payment variable life insurance contract offered by Allmerica Financial Life Insurance and Annuity Company ("we, our, us or Company.") The Contract provides for life insurance coverage and for the accumulation of a Contract Value. The Contract requires the Contract Owner makes an initial Payment of at least $25,000.

Contract Value may accumulate on a variable basis in the Contract's variable account, known as the Fulcrum Variable Life Separate Account ("Variable Account.") The assets of the Variable Account are divided into sub-accounts ("Sub-Account"), each investing exclusively in shares of one of the series of an underlying investment company. The following portfolios of THE PALLADIAN-SM-TRUST ("Palladian-SM-") are offered under the Contract:

                                VALUE PORTFOLIO
                                GROWTH PORTFOLIO
                         INTERNATIONAL GROWTH PORTFOLIO
                       GLOBAL STRATEGIC INCOME PORTFOLIO
                     GLOBAL INTERACTIVE/TELECOMM PORTFOLIO

 The following series of ALLMERICA INVESTMENT TRUST ("Trust") is offered under the Contract:

                               MONEY MARKET FUND

Contract Values may also be allocated to the Fixed Account, which is part of the Company's General Account. Amounts allocated to the Fixed Account earn interest at a guaranteed rate from the date allocated to the next Contract anniversary.

Each Contract is a "modified endowment contract" for federal income tax purposes, except in certain circumstances described in "FEDERAL TAX CONSIDERATIONS." A loan, distribution or other amounts received from a modified endowment contract during the life of the Insured will be taxed to the extent of accumulated income in the Contract. Death Benefits under a modified endowment contract, however, are generally not subject to federal income tax, except in certain cases described in "FEDERAL TAX CONSIDERATIONS."

IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH THE CONTRACT. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY CURRENT PROSPECTUSES OF THE PALLADIAN-SM- TRUST AND ALLMERICA INVESTMENT TRUST. INVESTORS SHOULD RETAIN A COPY OF THIS PROSPECTUS FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES COMMISSIONS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CONTRACTS ARE OBLIGATIONS OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY AND ARE DISTRIBUTED BY ALLMERICA INVESTMENTS, INC. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR CREDIT UNION. THE CONTRACTS ARE NOT INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), OR ANY OTHER FEDERAL AGENCY. INVESTMENTS IN THE CONTRACTS ARE SUBJECT TO VARIOUS RISKS, INCLUDING THE FLUCTUATION OF VALUE AND POSSIBLE LOSS OF PRINCIPAL.


                             Dated August 25, 1997

                               TABLE OF CONTENTS


SPECIAL TERMS........................................................................          3
SUMMARY..............................................................................          5
DESCRIPTION OF ALLMERICA FINANCIAL, THE VARIABLE ACCOUNT,
 THE PALLADIAN-SM- TRUST AND ALLMERICA INVESTMENT TRUST..............................         11
  Allmerica Financial................................................................         11
  The Variable Account...............................................................         11
  The Palladian-SM- Trust............................................................         11
  Allmerica Investment Trust.........................................................         12
INVESTMENT OBJECTIVES AND POLICIES...................................................         13
THE CONTRACT.........................................................................         13
  Application for a Contract.........................................................         13
  Free Look Period...................................................................         14
  Conversion Privilege...............................................................         14
  Payments...........................................................................         14
  Allocation of Payments.............................................................         15
  Transfer Privilege.................................................................         15
  Death Benefit......................................................................         16
  Contract Value.....................................................................         17
  Payment Options....................................................................         18
  Optional Insurance Benefits........................................................         18
  Surrender..........................................................................         18
  Partial Withdrawal.................................................................         19
CHARGES AND DEDUCTIONS...............................................................         19
  Monthly Deductions.................................................................         19
  Daily Deductions...................................................................         20
  Surrender Charge...................................................................         20
  Partial Withdrawal Costs...........................................................         21
  Transfer Charges...................................................................         21
CONTRACT LOANS.......................................................................         22
CONTRACT TERMINATION AND REINSTATEMENT...............................................         23
OTHER CONTRACT PROVISIONS............................................................         24
FEDERAL TAX CONSIDERATIONS...........................................................         25
  Allmerica Financial and the Variable Account.......................................         25
  Taxation of the Contracts..........................................................         25
VOTING RIGHTS........................................................................         26
DIRECTORS AND PRINCIPAL OFFICERS.....................................................         27
DISTRIBUTION.........................................................................         27
REPORTS..............................................................................         28
PERFORMANCE INFORMATION..............................................................         28
LEGAL PROCEEDINGS....................................................................         29
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS....................................         29
FURTHER INFORMATION..................................................................         30
INDEPENDENT ACCOUNTANTS..............................................................         30
MORE INFORMATION ABOUT THE FIXED ACCOUNT.............................................         30
UNAUDITED FINANCIAL STATEMENTS (JUNE 30, 1997).......................................       UF-1
FINANCIAL STATEMENTS.................................................................        F-1
APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE....................................        A-1
APPENDIX B -- OPTIONAL INSURANCE BENEFITS............................................        A-2
APPENDIX C -- PAYMENT OPTIONS........................................................        A-3
APPENDIX D -- ILLUSTRATIONS..........................................................        A-5

                                 SPECIAL TERMS

AGE: how old the Insured is on his/her last birthday measured on the Date of Issue and each Contract anniversary.

ALLMERICA FINANCIAL: Allmerica Financial Life Insurance and Annuity Company. "We," "our," "us" and "Company" refer to Allmerica Financial in this prospectus.

BENEFICIARY: the person or persons you name to receive the Net Death Benefit when the Insured dies.

CONTRACT OWNER: the person who may exercise all rights under the Contract, with the consent of any irrevocable Beneficiary. "You" and "your" refer to the Contract Owner in this prospectus.

CONTRACT VALUE: the total value of your Contract. It is the SUM of the:

    -Value of the units of the Sub-Accounts credited to your Contract; PLUS

    -Accumulation in the Fixed Account credited to the Contract.

DATE OF ISSUE: the date the Contract was issued, used to measure the Monthly Processing Date, Contract months, Contract years and Contract anniversaries.

DEATH BENEFIT: the Face Amount (the amount of insurance determined by your Payment) or the Guideline Minimum Sum Insured (the minimum death benefit federal law requires), whichever is greater.

EVIDENCE OF INSURABILITY: information, including medical information, used to decide the Insured's Underwriting Class.

FACE AMOUNT: the amount of insurance coverage. The Face Amount is shown in your Contract.

FINAL PAYMENT DATE: the Contract anniversary before the Insured's 100th birthday. After this date, no Payments may be made and the Net Death Benefit is the Contract value less any Outstanding Loan.

FIXED ACCOUNT: a guaranteed account of the General Account that guarantees principal and a fixed minimum interest rate.

FUNDS: the portfolios of The Palladian-SM- Trust and the fund of Allmerica Investment Trust which are offered under the Contract. These are the Value Portfolio, Growth Portfolio, International Growth Portfolio, Global Strategic Income Portfolio, and Global Interactive/Telecomm Portfolio of The Palladian-SM-Trust and the Money Market Fund of Allmerica Investment Trust.

GENERAL ACCOUNT: all our assets other than those held in separate investment accounts.

GUIDELINE MINIMUM SUM INSURED: the minimum death benefit required to qualify the Contract as "life insurance" under federal tax laws. The guideline minimum sum insured is the PRODUCT of

    -The Contract Value TIMES

    -A percentage based on the Insured's age

GUIDELINE SINGLE PREMIUM: used to determine the Face Amount under the Contract.

ISSUANCE AND ACCEPTANCE: the date we mail the Contract if the application is approved with no changes requiring your consent; otherwise, the date we receive your written consent to any changes.

INSURED: the person or persons covered under the Contract. If more than one person is named, all provisions of the Contract that are based on the death of the Insured will be based on the date of death of the last surviving Insured.

LOAN VALUE: the maximum amount you may borrow under the Contract.

MONTHLY DEDUCTIONS: the amount of money that we deduct from the Contract Value each month to pay for the Monthly Maintenance Fee, Administration Charge, Monthly Insurance Protection Charge, Distribution Charge and the Federal & State Payment Tax Charge.

MONTHLY INSURANCE PROTECTION CHARGE: the amount of money that we deduct from the Contract Value each month to pay for the insurance.

MONTHLY PROCESSING DATE: the date, shown in your Contract, when Monthly Deductions are deducted.

NET DEATH BENEFIT: Before the Final Payment Date, the Net Death Benefit is:

    -The Death Benefit; MINUS

    -Any Outstanding Loan on the Insured's death, rider charges and Monthly
     Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawal costs and surrender charges.

After the Final Payment Date, the Net Death Benefit is:

    -The Contract Value; MINUS

    -Any Outstanding Loan on the Insured's death.

OUTSTANDING LOAN: all unpaid Contract loans plus loan interest due or accrued.

PAYMENT: the payment you must make to us.

PRINCIPAL OFFICE: our office at 440 Lincoln Street, Worcester, Massachusetts 01653.

PRO-RATA ALLOCATION: an allocation among the Fixed Account and the Sub-Accounts of the Variable Account in the same proportion that, on the date of allocation, the Contract Value in the Fixed Account (other than value subject to Outstanding
Loan) and the Contract Value in each Sub-Account bear to the total Contract
Value.

SECOND-TO-DIE: the Contract may be issued as a joint survivorship
("Second-to-Die") policy. Life insurance coverage is provided for two Insureds, with death benefits payable at the death of the last surviving Insured.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a Fund.

SURRENDER VALUE: the amount payable on a full surrender. It is the Contract Value less any Outstanding Loan and surrender charges.

UNDERWRITING CLASS: the insurance risk classification that we assign the Insured based on the information in the application and other Evidence of Insurability we consider. The Insured's underwriting class will affect the Monthly Insurance Protection Charge.

UNIT: a measure of your interest in a Sub-Account.

VALUATION DATE: any day on which the net asset value of the shares of any Funds and Unit values of any Sub-Accounts are computed. Valuation dates currently occur on:

    -Each day the New York Stock Exchange is open for trading; and

    -Other days (other than a day during which no Payment, partial withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in a Fund's portfolio securities so that the current net asset value of the Sub-Accounts may be materially affected.

VALUATION PERIOD: the interval between two consecutive Valuation Dates.

VARIABLE ACCOUNT: Fulcrum Variable Life Separate Account, one of Allmerica Financial's separate investment accounts.

WRITTEN REQUEST: your request in writing, satisfactory to us, received at our Principal Office.

                                    SUMMARY

WHAT IS THE CONTRACT'S OBJECTIVE?

The objective of the Contract is to give permanent life insurance protection and to help you build assets tax-deferred. Benefits available through the Contract include:

- A life insurance benefit that can protect your family;

- Payment options that can guarantee an income for life, if you want to use your Contract for retirement income;

- A personalized investment portfolio you may tailor to meet your needs, time frame and risk tolerance level;

- Experienced professional investment advisers who are compensated on an incentive fee basis; and

- Tax deferral on earnings while your money is accumulating.

The Contract combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Contract Value will increase or decrease depending on investment results. Unlike traditional insurance policies, the Contract has no fixed schedule for payments.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is a contract between you and us. Each Contract has a Contract Owner ("you"), the Insured and a Beneficiary. As Contract Owner, you make the payment, choose investment allocations and select the Insured and Beneficiary. The Insured is the person covered under the Contract. The Beneficiary is the person who receives the Net Death Benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the Net Death Benefit to the Beneficiary when the Insured dies while the Contract is in effect. If the Contract was issued as a Second-to-Die policy, the Net Death Benefit will be paid on the death of the last surviving Insured. The Death Benefit is the Face Amount (the amount of insurance determined by your Payment) or the minimum death benefit federal tax law requires, whichever is greater. The Net Death Benefit is the Death Benefit less any Outstanding Loan, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges. However, after the Final Payment Date, the Net Death Benefit is the Contract Value less any Outstanding Loan. The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option we offer.

CAN I EXAMINE THE CONTRACT?

Yes. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives within 10 days (or such later date as required in your state) after you receive the Contract.

If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, your refund will be your entire Payment.

If your Contract does not provide for a full refund, you will receive:

- Amounts allocated to the Fixed Account; PLUS


- The value of the Units of the Sub-Accounts credited to your Contract; PLUS


- All fees, charges and taxes which have been imposed.

Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

WHAT ARE MY INVESTMENT CHOICES?

You currently have a choice of six Funds:

- Value Portfolio of The Palladian-SM- Trust
    Managed by GAMCO Investors, Inc.;

- Growth Portfolio of The Palladian-SM- Trust
    Managed by Stonehill Capital Management, Inc.;

- International Growth Portfolio of The Palladian-SM- Trust,
    Managed by Bee & Associates Incorporated;

- Global Strategic Income Portfolio of The Palladian-SM- Trust,
    Managed by Fischer Francis Trees & Watts, Inc.;

- Global Interactive/Telecomm Portfolio of The Palladian-SM- Trust, Managed by GAMCO Investors, Inc.; and

- Money Market Fund of Allmerica Investment Trust,
    Managed by Allmerica Asset Management, Inc.

This range of investment choices allows you to allocate your money among the various Funds to meet your investment needs. If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, we will allocate all Sub-Account investments to the Money Market Fund. Relocation will then be made to the Sub-Account investments you selected on the application no later than the expiration of the Right to Cancel period.

The Contract also offers a Fixed Account. The Fixed Account is a guaranteed account offering a minimum interest rate. It is part of the General Account of the Company.

WHO ARE THE INVESTMENT ADVISERS?

THE PALLADIAN-SM- TRUST. Palladian-SM- Advisors, Inc. ("PAI") serves as overall manager of The Palladian-SM- Trust and is responsible for general investment supervisory services to the Portfolios. PAI has retained the services of Tremont Partners, Inc. ("Tremont") to provide research concerning registered investment advisers to be retained by Palladian-SM- as Portfolio Managers, to monitor and assist PAI with the periodic reevaluation of existing Portfolio Managers and to make periodic reports to PAI and The Palladian-SM- Trust.

The Portfolio Managers of the five Portfolios of The Palladian-SM- Trust are as follows:

PORTFOLIO                                                                  PORTFOLIO MANAGER
-------------------------------------------------------------------------  ---------------------------------------
Value Portfolio                                                            GAMCO Investors, Inc.
Growth Portfolio                                                           Stonehill Capital Management, Inc.
International Growth Portfolio                                             Bee & Associates Incorporated
Global Strategic Income Portfolio                                          Fischer Francis Trees & Watts, Inc.
Global Interactive/Telecomm Portfolio                                      GAMCO Investors, Inc.

ALLMERICA INVESTMENT TRUST. Allmerica Investment Management Company, Inc. is the investment manager of Allmerica Investment Trust and, subject to the direction of its Board of Trustees, handles the day-to-day affairs of the Trust. Allmerica Investment Management Company, Inc. has entered into a Sub-Adviser Agreement with its affiliate, Allmerica Asset Management, Inc., for investment management services for the Money Market Fund.

For more information, see "The Palladian-SM- Trust" and "Allmerica Investment Trust."

CAN I MAKE TRANSFERS AMONG THE FUNDS AND THE FIXED ACCOUNT?

Yes. You may transfer among the Funds and the Fixed Account, subject to our consent and then current rules. You will incur no current taxes on transfers while your money is in the Contract. You also may elect automatic account rebalancing so that assets remain allocated according to a desired mix or choose automatic dollar cost averaging to gradually move funds into one or more Sub-Accounts. See "TRANSFER PRIVILEGE."

HOW MUCH CAN I INVEST AND HOW OFTEN?

The Contract requires a single payment on or before the Date of Issue. Additional Payment(s) of at least $10,000 may be made as long as the total Payments do not exceed the Maximum Payment amount specified in the Contract.

WHAT IF I NEED MY MONEY?

You may borrow up to the Loan Value of your Contract. The Loan Value is 90% of your Contract Value less the surrender charge. You may also make partial withdrawals and surrender the Contract for its Surrender Value.

The guaranteed annual interest rate credited to the Contract Value securing a loan will be at least 4.0%. However, any portion of the Outstanding Loan that is a preferred loan will be credited with not less than 5.50%.

We will allocate Contract loans among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-Rata Allocation. We will transfer the Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account.

You may surrender your Contract and receive its Surrender Value. You may make partial withdrawals of $1,000 or more from the Contract Value, subject to partial withdrawal costs and any applicable surrender charges. The Face Amount is reduced by each partial withdrawal. We will not allow a partial withdrawal if it would reduce the Contract Value below $25,000. A surrender or partial withdrawal may have tax consequences. See "TAXATION OF CONTRACTS."

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

Yes. There are several changes you can make after receiving your Contract, within limits. You may

- Cancel your Contract under its "Right to Cancel" provision;

- Transfer your ownership to someone else;

- Change the Beneficiary;

- Change the allocation for any additional Payment, with no tax consequences under current law;

- Make transfers of the Contract Value among the Funds, with no taxes incurred under current law; and

- Add or remove the optional insurance benefits provided by the rider.

CAN I CONVERT MY CONTRACT INTO A NON-VARIABLE CONTRACT?

Yes. You can convert your Contract without charge during the first 24 months after the Date of Issue. On conversion, we will transfer the Contract Value in the Variable Account to the Fixed Account. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

We deduct the following monthly charges from the Contract Value:

- a $2.50 Maintenance Fee from Contracts with a Contract Value of less than $50,000 (See "Maintenance Fee.");

- 0.40% on an annual basis for the administrative expenses (See "Administration Charge.");

- 0.20% to 2.50% (depending on the type of Contract and Underwriting Class) on an annual basis for the cost of insurance (See "Monthly Insurance Protection Charge."); and

For the first ten Contract years:

- 0.30% on an annual basis for distribution expenses (See "Distribution Fee."); and

- 0.40% on an annual basis for federal, state and local taxes (See "Federal & State Payment Tax Charge.").

The following daily charge is deducted from the Variable Account:

- 0.90% on an annual basis for the mortality and expense risks (See "Mortality and Expense Risk Charge.").

WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?

In addition to the charges described above, certain fees and expenses are deducted from the assets of the Funds. The levels of fees and expenses vary among the Funds.

Beginning February 1, 1997, a performance-based management fee is in effect for the five Portfolios of The Palladian-SM- Trust. The base fee is 2.00%, but the actual fee may vary from between 0.00% to 4.00%, depending on the Portfolio's performance. The base fee of 2.00% will be paid if the Portfolio's performance (net of all fees and expenses, including the management fee) is between 1.5 and
3.0 percentage points higher than the applicable benchmark index. A fee of 4.00% will be paid only if the Portfolio's performance (net of all fees and expenses, including the management fee) is at least 7.5 percentage points higher than the applicable benchmark index. No fee will apply if the Portfolio's performance is more than 3.0 percentage points lower than the applicable benchmark index; see the prospectus of The Palladian-SM- Trust for more details. Because of this variation, expense information assuming fees of 0.00%, 2.00% and 4.00% is shown below. The fee, however, could be any figure between 0.00% and 4.00%.

EXAMPLE 1 -- ASSUMING MANAGEMENT FEE OF 0.00% FOR THE PORTFOLIOS OF THE PALLADIAN-SM- TRUST.

(For the management fee to be 0.00% a Portfolio's performance, net of all fees and expenses, would have to be more than 3.0 percentage points below the benchmark index.)

                                                                                    OTHER EXPENSES
                                                                                      (AFTER ANY
                                                                                      APPLICABLE     TOTAL OPERATING
FUND                                                             MANAGEMENT FEES    REIMBURSEMENT)       EXPENSES
--------------------------------------------------------------  -----------------  ----------------  ----------------
Value Portfolio...............................................       0.00%(1)           0.70%(2)          0.70%
Growth Portfolio..............................................       0.00%(1)           0.70%(2)          0.70%
International Growth Portfolio................................       0.00%(1)           1.20%(2)          1.20%
Global Strategic Income Portfolio.............................       0.00%(1)           1.20%(2)          1.20%
Global Interactive/Telecomm Portfolio.........................       0.00%(1)           1.20%(2)          1.20%
Money Market Fund.............................................       0.28%              0.06%(3)          0.34%

EXAMPLE 2 -- ASSUMING MANAGEMENT FEE OF 2.00% FOR THE PORTFOLIOS OF THE PALLADIAN-SM- TRUST.

(For the management fee to be 2.00%, a Portfolio's performance, net of all fees and expenses (including the management fee), would have to be between 1.5 and
3.0 percentage points higher than the benchmark index.)

                                                                                    OTHER EXPENSES
                                                                                      (AFTER ANY
                                                                                      APPLICABLE     TOTAL OPERATING
FUND                                                             MANAGEMENT FEES    REIMBURSEMENT)       EXPENSES
--------------------------------------------------------------  -----------------  ----------------  ----------------
Value Portfolio...............................................       2.00%(1)           0.70%(2)          2.70%
Growth Portfolio..............................................       2.00%(1)           0.70%(2)          2.70%
International Growth Portfolio................................       2.00%(1)           1.20%(2)          3.20%
Global Strategic Income Portfolio.............................       2.00%(1)           1.20%(2)          3.20%
Global Interactive/Telecomm Portfolio.........................       2.00%(1)           1.20%(2)          3.20%
Money Market Fund.............................................       0.28%              0.06%(3)          0.34%

EXAMPLE 3 -- ASSUMING MANAGEMENT FEE OF 4.00% FOR THE PORTFOLIOS OF THE PALLADIAN-SM- TRUST.

(For the management fee to be 4.00%, a Portfolio's performance, net of all fees and expenses (including the management fee), would have to be at least 7.5 percentage points higher than the benchmark index.)

                                                                                    OTHER EXPENSES
                                                                                      (AFTER ANY
                                                                                      APPLICABLE     TOTAL OPERATING
FUND                                                             MANAGEMENT FEES    REIMBURSEMENT)       EXPENSES
--------------------------------------------------------------  -----------------  ----------------  ----------------
Value Portfolio...............................................       4.00%(1)           0.70%(2)          4.70%
Growth Portfolio..............................................       4.00%(1)           0.70%(2)          4.70%
International Growth Portfolio................................       4.00%(1)           1.20%(2)          5.20%
Global Strategic Income Portfolio.............................       4.00%(1)           1.20%(2)          5.20%
Global Interactive/Telecomm Portfolio.........................       4.00%(1)           1.20%(2)          5.20%
Money Market Fund.............................................       0.28%              0.06%(3)          0.34%

(1) Effective February 1, 1997, a performance-based management fee is in effect, which fee may vary anywhere from 0.00% to 4.00%.

(2) The Manager has agreed to limit operating expenses and reimburse those expenses to the extent that the Portfolio's "other expenses" (i.e., expenses other than management fees) through at least December 31, 1997 exceed the following expense limitations: Value Portfolio, 0.70%; Growth Portfolio, 0.70%; International Growth Portfolio, 1.20%; Global Strategic Income Portfolio, 1.20%; and Global Interactive/ Telecomm Portfolio, 1.20%. For the two years following the date that the expense limitation ends, each Portfolio will reimburse the Manager for any fees it waived or expenses it reimbursed pursuant to the expense limitation, provided that such reimbursement would not cause the Portfolio's "other expense" ratio to exceed the expense limitation set forth above. After this two-year period, the Portfolio's reimbursement liability to the Manager will cease. In addition, if at any time the investment management agreement between the Manager and the Portfolios terminates, the Portfolio's reimbursement liability to the Manager will cease.

(3) Under the Management Agreement with Allmerica Investment Trust, Allmerica Investment Management Company, Inc. ("Manager") has declared a voluntary expense limitation of 0.60% for the Money Market Fund. The total operating expenses of the Money Market Fund was less than the expense limitation throughout 1996. The declaration of a voluntary expense limitation in any year does not bind Allmerica Investment to declare future expense limitations with respect to this Fund.

The preceding expense information was provided to us by the Funds, and we have not independently verified such information. These Fund expenses are not direct charges against Sub-Account assets or reductions from Contract value; rather, these Fund expenses are taken into consideration in computing each Fund's net asset value, which is the share price used the calculate the unit values of the Sub-Accounts.

For more information concerning fees and expenses, see the prospectuses of The Palladian-SM- Trust and Allmerica Investment Trust.

WHAT CHARGES DO I INCUR IF I SURRENDER MY CONTRACT OR MAKE
  A PARTIAL WITHDRAWAL?

The charges below apply only if you surrender your Contract or make partial withdrawals:

- Surrender Charge -- This charge applies on full surrenders within ten Contract years. The surrender charge begins at 9.75% of the Payment(s) and decreases to 0% by the tenth Contract year.

- Partial Withdrawal Costs -- We deduct from the Contract Value the following for partial withdrawals:

    -A transaction fee of 2.0% of the amount withdrawn, not to exceed $25, for each partial withdrawal for processing costs; and

    -A surrender charge on a withdrawal exceeding the "Free 10% Withdrawal."

The first 12 transfers of Contract Value in a Contract year are free. A transfer charge not to exceed $25 may apply for each additional transfer in the same Contract year. This charge is for the costs of processing the transfer.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY CONTRACT?

The Contract will not lapse unless the Surrender Value on a Monthly Processing Date is less than zero. There is a 62-day grace period in this situation. You may reinstate your Contract within three years after the grace period, within limits.

HOW IS MY CONTRACT TAXED?

The Contract has been designed to be a "modified endowment contract." However, an exchange under Section 1035 of the Code of a life insurance contract entered into before June 21, 1988 will not cause the this Contract to be treated as a modified endowment contract if no additional payments are made and there is no increase in the death benefit as a result of the exchange.

If the Contract is considered a modified endowment contract, all distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis. Also, a 10% penalty tax may be imposed on that part of a distribution that is includible in income. However, the Net Death Benefit under the Contract is excludable from the gross income of the Beneficiary. In some circumstances, federal estate tax may apply to the Net Death Benefit or the Contract Value. See "TAXATION OF THE CONTRACT."

This Summary is intended to provide only a very brief overview of the more significant aspects of the Contract. This prospectus and the Contract provide further detail. The Contract provides insurance protection for the named Beneficiary. The Contract and its attached application are the entire agreement between you and the Company.

           DESCRIPTION OF ALLMERICA FINANCIAL, THE VARIABLE ACCOUNT,
             THE PALLADIAN-SM- TRUST AND ALLMERICA INVESTMENT TRUST

ALLMERICA FINANCIAL. Allmerica Financial is a life insurance company organized under the laws of Delaware in 1974. We are an indirect, wholly owned subsidiary of First Allmerica Financial Life Insurance Company, formerly named State Mutual Life Assurance Company of America ("First Allmerica"). First Allmerica was organized under the laws of Massachusetts in 1844 and is the fifth oldest life insurance company in America. Our Principal Office is 440 Lincoln Street, Worcester, Massachusetts 01653, Telephone 1-508-855-1000. We are subject to the laws of the state of Delaware, to regulation by the Commissioner of Insurance of Delaware, and to other laws and regulations where we are licensed to operate.

THE VARIABLE ACCOUNT. The Variable Account is a separate investment account with six Sub-Accounts. Each Sub-Account invests in a Fund of The Palladian Trust and Allmerica Investment Trust. The assets used to fund the variable part of the Contracts are set aside in Sub-Accounts and are separate from our general assets. We administer and account for each Sub-Account as part of our general business. However, income, capital gains and capital losses are allocated to each Sub-Account without regard to any of our other income, capital gains or capital losses. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of ours.

Our Board of Directors authorized the Variable Account by vote on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve SEC supervision of the management or investment practices or policies of the Variable Account or of Allmerica Financial. We reserve the right, subject to law, to change the names of the Variable Account and the Sub-Accounts.

THE PALLADIAN-SM- TRUST. The Palladian-SM- Trust was established as a Massachusetts business trust on September 8, 1993, and is registered with the SEC as a management investment company. Five investment portfolios are currently available under the Contract. The assets of each Portfolio are held separate from the assets of the other Portfolios. Each Portfolio operates as a separate investment vehicle and the income or losses of one Portfolio have no effect on the investment performance of another Portfolio. Shares of The Palladian-SM-Trust are not offered to the general public, but solely to separate accounts of insurance companies for the purpose of providing a vehicle for the investment of assets.

Palladian-SM- Advisors, Inc. ("PAI") serves as overall manager of The Palladian-SM-Trust and is responsible for general investment supervisory services to the Portfolios. The Palladian-SM- Trust and PAI have retained several Portfolio Managers to manage the assets of each Portfolio. PAI has also retained Tremont Advisors, Inc. ("Tremont"), as Portfolio Consultants, to research, evaluate, recommend and monitor the Portfolio Managers. PAI is located at 4225 Executive Square, Suite 355, La Jolla, California 92037.

The five Portfolios of The Palladian-SM- Trust and their respective Portfolio Managers are as follows:

PORTFOLIO                                                                  PORTFOLIO MANAGER
-------------------------------------------------------------------------  ---------------------------------------
The Value Portfolio                                                        GAMCO Investors, Inc.
The Growth Portfolio                                                       Stonehill Capital Management, Inc.
The International Growth Portfolio                                         Bee & Associates Incorporated
The Global Strategic Income Portfolio                                      Fischer Francis Trees & Watts, Inc.
The Global Interactive/Telecomm Portfolio                                  GAMCO Investors, Inc.

The Palladian-SM- Trust pays PAI and the Portfolio Managers a monthly fee (the "management fee") based on the average daily net assets of each Portfolio. Each Portfolio Manager is paid on an incentive fee basis, which could result in either higher than average management fees or, possibly, no management fee at all, depending on how well each Portfolio Manager performs. There are two components to the management fee: the basic fee and the incentive fee. The management fee is structured to vary based upon the Portfolio's performance (after expenses) compared to that of an appropriate market benchmark selected for that Portfolio. The total advisory free for PAI, Tremont and the Portfolio Managers for the first 12 months of operations is, for each Portfolio, 80% of average daily net assets. As of February 1, 1997, the Management and Management fee schedule provides for an incentive performance fee for superior performance, and provides for lower fee for sub-par performance. The base fee will be 2.00%, but may vary from 0.00% to 4.00% depending on the Portfolio's performance. Each Portfolio Manager also has invested $1 million in the Portfolios it manages, so it is managing a portion of its money along with your money. PAI is responsible for paying the fee of Tremont, which is structured to vary based on how well the Portfolio Managers perform. See the prospectus of The Palladian-SM- Trust for more details.

ALLMERICA INVESTMENT TRUST. Allmerica Investment Trust is an open-end, diversified, management investment company registered with the SEC under the 1940 Act.

Allmerica Investment Trust was established as a Massachusetts business trust on October 11, 1984, for the purpose of providing a vehicle for the investment of assets of various variable accounts established by the Company or other affiliated insurance companies. The Money Market Fund of Allmerica Investment Trust is available under the Contract; certain other funds of Allmerica Investment Trust are not currently offered under the Contract. Shares of the Trust are not offered to the general public but solely to such variable accounts.

Allmerica Investment Management Company, Inc. ("AIMCO") is the investment manager of Allmerica Investment Trust and, subject to the direction of the Board of Trustees, handles the day-to-day affairs of the Trust. AIMCO has entered into a Sub-Adviser Agreement with its affiliate, Allmerica Asset Management, Inc. ("AAM") for investment management services for the Money Market Fund. Under the Sub-Adviser Agreement, AAM is authorized to engage in portfolio transactions on behalf of the Money Market Fund, subject to such general or specific instructions as may be given by the Trustees. The terms of the Sub-Adviser Agreement cannot be materially changed without the approval of a majority in interest of the shareholders of the Fund. Both AIMCO and AAM are located at 440 Lincoln Street, Worcester, Massachusetts, 01653.

Other than the expenses specifically assumed by AIMCO under the Management Agreement, all expenses incurred in the operation of the Trust are borne by it, including fees and expenses associated with the registration and qualification of the Trust's shares under the Securities Act of 1933, other fees payable to the SEC, independent public accountant, legal and custodian fees, association membership dues, taxes, interest, insurance premiums, brokerage commissions, fees and expenses of the Trustees who are not affiliated with First Allmerica and its affiliates and subsidiaries, expenses for proxies, prospectuses, reports to shareholders and other expenses.

For providing its services under the Management Agreement, AIMCO will receive a fee, computed daily at an annual rate based on the average daily net asset value of the Money Market Fund as follows: 0.35% on net asset value up to $50,000,000; 0.25% on the next $200,000,000; and 0.20% on the remainder. The fee is paid from the assets of the Money Market Fund. AIMCO is solely responsible for the payment of all fees for investment management services to AAM, which will be a fee of 0.10%, computed daily at an annual rate based on the average daily net asset value of the Money Market Fund.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE FUNDS MAY BE FOUND IN THE PROSPECTUSES OF THE PALLADIAN-SM- TRUST AND ALLMERICA INVESTMENT TRUST WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional Information of Palladian-SM- and the Trust are available upon request. There can be no assurance that the investment objectives of the Funds can be achieved or that the value of a Contract will equal or exceed the aggregate amount of the Payment(s) made under the Contract.

VALUE PORTFOLIO seeks to make money for investors by investing primarily in companies that the Portfolio Manager believes are undervalued and that by virtue of anticipated developments may, in the Portfolio Manager's judgment, achieve significant capital appreciation.

GROWTH PORTFOLIO seeks to make money for investors by investing primarily in securities selected for their long-term growth prospects.

INTERNATIONAL GROWTH PORTFOLIO seeks to make money for investors by investing internationally for long-term capital appreciation, primarily in equity securities.

GLOBAL STRATEGIC INCOME PORTFOLIO seeks to make money for investors by investing for high current income and capital appreciation in a variety of domestic and foreign fixed-income securities.

GLOBAL INTERACTIVE/TELECOMM PORTFOLIO seeks to make money for investors primarily by investing globally in equity securities of companies engaged in the development, manufacture or sale of interactive and/or telecommunications services and products.

MONEY MARKET FUND seeks to obtain maximum current income consistent with the preservation of capital and liquidity.

If there is a material change in the investment policy of a Fund, the Contract Owner will be notified of the change. If the Contract Owner has Contract Value allocated to that Fund, he or she may have the Contract Value reallocated without charge to another Fund or to the Fixed Account, where available, on Written Request received by the Company within sixty (60) days of the later of:
(1) the effective date of such change in the investment policy or (2) the receipt of the notice of the Contract Owner's right to transfer.

                                  THE CONTRACT

APPLICATION FOR A CONTRACT -- Individuals wishing to purchase a Contract must complete an application and submit it to an authorized registered agent or to Allmerica Financial at its Principal Office. We offer Contracts to applicants 89 years old and under. After receiving a completed application from a prospective Contract Owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Contract only after underwriting has been completed. We may reject an application that does not meet our underwriting guidelines.

If a prospective Contract Owner makes the initial Payment with the application, we will provide fixed conditional insurance during underwriting. The conditional insurance will be based upon Death Benefit Factors shown in the Conditional Insurance Agreement, up to a maximum of $500,000, depending on Age and Underwriting Class. This coverage will continue for a maximum of 90 days from the date of the application or, if required, the completed medical exam. If death is by suicide, we will return only the Payment made.

If the initial Payment is not made with the application, on Contract delivery we will require the initial Payment to place the insurance in force.

If you made the initial Payment before the date of Issuance and Acceptance, we will allocate the Payment to our General Account within two business days of receipt of the Payment at our Principal Office. IF WE

ARE UNABLE TO ISSUE THE CONTRACT, WE WILL ISSUE AN ANNUITY CONTRACT. HOWEVER, IF THE CONTRACT OWNER HAS ELECTED NOT TO RECEIVE THE ANNUITY CONTRACT ON THE APPLICATION, THE PAYMENT WILL BE RETURNED TO THE CONTRACT OWNER WITHOUT INTEREST.

If your application is approved and the Contract is issued and accepted, we will allocate your Contract Value on Issuance and Acceptance according to your instructions. However, if your Contract provides for a full refund of Payments under its "Right to Cancel" provision as required in your state (see "THE CONTRACT -- FREE LOOK PERIOD"), we will initially allocate your Sub-Account investments to the Money Market Fund. We will reallocate all amounts according to your investment choices no later than the expiration of the right to cancel period.

FREE LOOK PERIOD -- The Contract provides for a free look period under the Right to Cancel provision. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives on or before the tenth day (or such later date as required in your state) after you receive the Contract.

If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, your refund will be your entire Payment. If your Contract does not provide for a full refund, you will receive:

    -Amounts allocated to the Fixed Account; PLUS


    -The value of the Units of the Sub-Accounts credited to your Contract; PLUS


    -All fees, charges and taxes which have been imposed.

We may delay a refund of any Payment made by check until the check has cleared your bank. Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

CONVERSION PRIVILEGE -- Within 24 months of the Date of Issue, you can convert your Contract into a non-variable Contract by transferring all Contract Value in the Sub-Accounts to the Fixed Account. The conversion will take effect at the end of the Valuation Period in which we receive, at our Principal Office, notice of the conversion satisfactory to us. There is no charge for this conversion. We will allocate any future Payment(s) to the Fixed Account, unless you instruct us otherwise.

PAYMENTS -- The Contracts are designed for a large single Payment to be paid by the Contract Owner on or before the Date of Issue. The minimum initial Payment Allmerica Financial requires for a contract is $25,000. The initial Payment is used to determine the Face Amount. The Face Amount will be determined by treating the Payment as equal to 100% of the Guideline Single Premium. You may indicate the desired Face Amount on the application. If the Face Amount specified exceeds 100% of the Guideline Single Premium for the Payment amount, the application will be amended and a Contract with a higher Face Amount will be issued.

If the Face Amount specified is less than 80% of the Guideline Single Premium for the Payment amount, the application will be amended and a Contract with a lower Face Amount will be issued. The Contract Owner must agree to any amendment to the application.

Under our underwriting rules, the Face Amount must be based on 100% of the Guideline Single Premium to be eligible for simplified underwriting.

Payments are payable to Allmerica Financial. Payments may be made by mail to our Principal Office or through our authorized representative. Any additional Payment, after the initial Payment, is credited to the Variable Account or Fixed Account on the date of receipt at the Principal Office.

The Contract limits the ability to make additional Payments. However, no additional Payment may be less than $10,000 without our consent. Any additional Payment(s) may not cause total Payments to exceed the Maximum Payment on the specifications page of your Contract.

Total Payments may not exceed the current maximum payment limits under federal tax law. Where total Payments would exceed the current maximum payment limits, we will only accept that part of a Payment that will make total Payments equal the maximum. We will return any part of a Payment that is greater than that amount. However, we will accept a Payment needed to prevent Contract lapse during a Contract year. See "CONTRACT TERMINATION AND REINSTATEMENT."

ALLOCATION OF PAYMENTS -- In the application for your Contract, you decide the initial allocation of the Payment among the Sub-Account and the Fixed Account. You may allocate the Payment to one or more of the Sub-Accounts and/or the Fixed Account. The minimum amount that you may allocate to a Sub-Account is 1.0% of the Payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of any future Payment by Written Request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application. The policy of Allmerica Financial and its representatives and affiliates are that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. We will use reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, Allmerica Financial may be liable for any losses from unauthorized or fraudulent instructions. We require that callers on behalf of a Contract Owner identify themselves by name and identify the Contract Owner by name, date of birth and social security number. All telephone requests are tape recorded. An allocation change will take effect on the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing Payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Contract Value in the Sub-Accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the Death Benefit. Review your allocations of Contract Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE -- At any time prior to the election of a Payment Option, subject to our then current rules, you may transfer amounts among the Sub-Accounts or between a Sub-Account and the Fixed Account. (You may not transfer that portion of the Contract Value held in the Fixed Account that secures a Contract loan.)

We will make transfers at your Written Request or telephone request, as described in "THE CONTRACT -- ALLOCATION OF PAYMENTS." Transfers are effected at the value next computed after receipt of the transfer order.

The first 12 transfers in a Contract year are free. After that, we will deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year.

You may apply for automatic transfers from the Fixed Account, the Global Strategic Income Sub-Account or the Money Market Sub-Account to one or more of the other Sub-Accounts every one, two, three, six or twelve months. Each automatic transfer must be at least $100. If the Fixed Account or the Sub-Account from which the automatic transfer is to be made is zero, the automatic transfer will cease. The Contract Owner must reapply for any future automatic transfers.

You may also apply for automatic account rebalancing in order to allocate Contract Value among the Sub-Accounts every one, two, three, six or twelve months. The Fixed Account is not included in the automatic account rebalancing.

We will process automatic transfers or automatic rebalancing on the 15th of each scheduled month. If the 15th is not a business day or is the Monthly Processing Date, we will process the automatic transfer or automatic rebalancing on the next business day.

The first automatic transfer counts as one transfer toward the 12 free transfers allowed in each Contract year. Each subsequent automatic transfer is free and does not reduce the remaining number of transfers that are free in a Contract year. Any transfers made for a conversion privilege, Contract loan or material change in investment policy will not count toward the 12 free transfers.

The transfer privilege is subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

    -Minimum amount that may be transferred;

    -Minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account;

    -Minimum period between transfers involving the Fixed Account; and

    -Maximum amounts that may be transferred from the Fixed Account.

Transfers involving the Fixed Account are currently permitted only if:

    -There has been at least a ninety (90) day period since the last transfer from the Fixed Account; and

    -The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Contract Value.

These rules are subject to change by Allmerica Financial.

DEATH BENEFIT -- If the Contract is in force on the Insured's death, we will, with due proof of death, pay the Net Death Benefit to the named Beneficiary. For second-to-die Contracts, the Net Death Benefit is payable on the death of the last surviving Insured. There is no Death Benefit payable on the death of the first Insured to die. We will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of Net Death Benefits. See "OTHER CONTRACT PROVISIONS -- Delay of Benefit Payments." The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option, unless the payment option has been restricted by the Contract owner. See "APPENDIX C -- PAYMENT OPTIONS."

Before the Final Payment Date, the Net Death Benefit is:

    -The Death Benefit: MINUS

    -Any Outstanding Loan, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges.

After the Final Payment Date, the Net Death benefit is:

    -The Contract Value; MINUS

    -Any Outstanding Loan.

In most states, we will compute the Net Death Benefit on the date we receive due proof of the Insured's death.

The Death Benefit is the GREATER of the:

    -Face Amount; OR

    -Guideline Minimum Sum Insured.

GUIDELINE MINIMUM SUM INSURED -- The guideline minimum sum insured is a percentage of the Contract Value as set forth in "APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE." The guideline minimum sum insured is computed based on federal tax regulations to ensure that the Contract qualifies as a life insurance contract and that the insurance proceeds will be excluded from the gross income of the Beneficiary.

ILLUSTRATION -- In this illustration, assume that the Insured is under the age of 40, and that there is no Outstanding Loan.

A Contract with a $100,000 Face Amount will have a Death Benefit of $100,000. However, because the Death Benefit must be equal to or greater than 250% of Contract Value, if the Contract Value exceeds $40,000 the Death Benefit will exceed the $100,000 Face Amount. In this example, each dollar of Contract Value above $40,000 will increase the Death Benefit by $2.50. For example, a Contract with a Contract Value of $50,000 will have a guideline minimum sum insured of $125,000 ($50,000 x 2.50); Contract Value of $60,000 will produce a guideline minimum sum insured of $150,000 ($60,000 x 2.50); and Contract Value of $75,000 will produce a guideline minimum sum insured of $187,500 ($75,000 x 2.50).

Similarly, if Contract Value exceeds $40,000, each dollar taken out of Contract Value will reduce the Death Benefit by $2.50. If, for example, the Contract Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $150,000 to $125,000. If, however, the Contract Value multiplied by the applicable percentage from the table in Appendix A is less than the Face Amount, the Death Benefit will equal the Face Amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 185%. The Death Benefit would not exceed the $100,000 face amount unless the Contract Value exceeded $54,054 (rather than $40,000), and each dollar then added to or taken from Contract Value would change the Death Benefit by $1.85.

CONTRACT VALUE -- The Contract Value is the total value of your Contract. It is the SUM of:

    -Your accumulation in the Fixed Account; PLUS

    -The value of your Units in the Sub-Accounts.

There is no guaranteed minimum Contract Value. The Contract Value on any date depends on variables that cannot be predetermined.

Your Contract Value is affected by the:

    -Amount of your Payment(s);

    -Interest credited in the Fixed Account;

    -Investment performance of the Funds you select;

    -Partial withdrawals;

    -Loans, loan repayments and loan interest paid or credited; and

    -Charges and deductions under the Contract.

COMPUTING CONTRACT VALUE -- We compute the Contract Value on the Date of Issue and on each Valuation Date. On the Date of Issue, the Contract Value is:

    -Your Payment plus any interest earned during the period it was allocated to the General Account (see "The Contract -- Application for a Contract"); MINUS

    -The Monthly Deductions due.

On each Valuation Date after the Date of Issue, the Contract Value is the SUM of:

    -Accumulations in the Fixed Account; PLUS

    -The SUM of the PRODUCTS of:

       -The number of Units in each Sub-Account; TIMES

       -The value of a Unit in each Sub-Account on the Valuation Date.

THE UNIT -- We allocate each Payment to the Sub-Accounts you selected. We credit allocations to the Sub-Accounts as Units. Units are credited separately for each Sub-Account.

The number of Units of each Sub-Account credited to the Contract is the QUOTIENT of:

    -That part of the Payment allocated to the Sub-Account; DIVIDED BY

    -The dollar value of a Unit on the Valuation Date the Payment is received at our Principal Office.

The number of Units will remain fixed unless changed by a split of Unit value, transfer, loan, partial withdrawal or surrender. Also, Monthly Deductions taken from a Sub-Account will result in cancellation of Units equal in value to the amount deducted.

The dollar value of a Unit of a Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account. This investment experience reflects the investment performance, expenses and charges of the Fund in which the Sub-Account invests. The value of each Unit was set at $1.00 on the first Valuation Date of each Sub-Account.

The value of a Unit on any Valuation Date is the PRODUCT of:

    -The dollar value of the Unit on the preceding Valuation Date; TIMES

    -The net investment factor.

NET INVESTMENT FACTOR -- The net investment factor measures the investment performance of a Sub-Account during the Valuation Period just ended. The net investment factor for each Sub-Account is the result of:

    -The net asset value per share of a Fund held in the Sub-Account determined at the end of the current Valuation Period; PLUS

    -The per share amount of any dividend or capital gain distributions made by the Fund on shares in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; DIVIDED BY

    -The net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding Valuation Period; MINUS

    -The mortality and expense risk charge for each day in the Valuation Period, currently at an annual rate of 0.90% of the daily net asset value of that Sub-Account.

The net investment factor may be greater or less than one.

PAYMENT OPTIONS -- The Net Death Benefit payable may be paid in a single sum or under one or more of the payment options then offered by Allmerica Financial. See "APPENDIX C -- PAYMENT OPTIONS." These payment options also are available at the Final Payment Date or if the Contract is surrendered. If no election is made, we will pay the Net Death Benefit in a single sum.

OPTIONAL INSURANCE BENEFITS -- You may add an optional insurance benefit to the Contract by rider, as described in "APPENDIX B -- OPTIONAL BENEFIT."

SURRENDER -- You may surrender the Contract and receive its Surrender Value. The Surrender Value is:

    -The Contract Value; MINUS

    -Any Outstanding Loan and surrender charges.

We will compute the Surrender Value on the Valuation Date on which we receive the Contract with a Written Request for surrender. We will deduct a surrender charge if you surrender the Contract within 10 full Contract years of the Date of Issue. See "CHARGES AND DEDUCTIONS -- SURRENDER CHARGE."

The Surrender Value may be paid in a lump sum or under a payment option then offered by us. See "APPENDIX C -- PAYMENT OPTIONS." We will normally pay the Surrender Value within seven days following our receipt of Written Request. We may delay benefit payments under the circumstances described in "OTHER CONTRACT PROVISIONS -- Delay of Benefit Payments."

For important tax consequences of a surrender, see "FEDERAL TAX CONSIDERATIONS."

PARTIAL WITHDRAWAL -- You may withdraw part of the Contract Value of your Contract on Written Request. Your Written Request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the Sub-Accounts and the Fixed Account. If you do not provide allocation instructions, we will make a Pro-Rata Allocation. Each partial withdrawal must be at least $1,000. We will not allow a partial withdrawal if it would reduce the Contract Value below $25,000. The Face Amount is reduced proportionately based on the ratio of the amount of the partial withdrawal and charges to the Contract Value on the date of withdrawal.

On a partial withdrawal from a Sub-Account, we will cancel the number of Units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal costs and any applicable surrender fee. See "CHARGES AND DEDUCTIONS -- SURRENDER CHARGES" and "CHARGES AND DEDUCTIONS -PARTIAL WITHDRAWAL COSTS." We will normally pay the partial withdrawal within seven days following our receipt of Written Request. We may delay payment as described in "OTHER CONTRACT PROVISIONS -- Delay of Benefit Payments."

For important tax consequences of partial withdrawals, see "FEDERAL TAX CONSIDERATIONS."

                             CHARGES AND DEDUCTIONS

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

No surrender charges or partial withdrawal charges are imposed, and no commissions are paid where the Contract Owner as of the date of application is within the following class of individuals:

- All employees of First Allmerica and its affiliates and subsidiaries located at First Allmerica's home office (or at off-site locations if such employees are on First Allmerica's home office payroll); all employees and registered representatives of any broker-dealer that has entered into a sales agreement with us or Allmerica Investments, Inc. to sell the Contracts and any spouses of the above persons or any children of the above persons.

MONTHLY DEDUCTIONS -- On the Monthly Processing Date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Contract. This Monthly Deduction will be deducted by subtracting values from the Fixed Account accumulation and/or canceling Units from each applicable Sub-Account in the ratio that the Contract Value in the Sub-Account bears to the Contract Value. The amount of the Monthly Deduction will vary from month to month. If the Contract Value is not sufficient to cover the Monthly Deduction which is due, the Contract may lapse. (See "CONTRACT TERMINATION AND REINSTATEMENT.") The Monthly Deduction is comprised of the following charges:

- MAINTENANCE FEE: The Company will make a deduction of $2.50 from any Contract with less than $50,000 in Contract Value to cover charges and expenses incurred in connection with the Contract. This charge is to reimburse the Company for expenses related to issuance and maintenance of the Contract. The Company does not intend to profit from this charge.

- ADMINISTRATION CHARGE: The Company imposes a monthly charge at an annual rate of 0.40% of the Contract Value. This charge is to reimburse us for administrative expenses incurred in the administration of the Contract. It is not expected to be a source of profit.

- MONTHLY INSURANCE PROTECTION CHARGE: Immediately after the Contract is issued, the Death Benefit will be greater than the Payment. While the Contract is in force, prior to the Final Payment Date, the Death Benefit will generally be greater than the Contract Value. To enable us to pay this excess of the Death Benefit over the Contract Value, a monthly cost of insurance charge is deducted. This charge varies between an annual rate of 0.20% and 2.50% of the Contract Value depending on the type of Contract and the Underwriting Class. In no event will the current deduction for the cost of insurance exceed the guaranteed maximum insurance protection rates set forth in the Contract. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables, Tobacco User or Non-Tobacco

  User (Mortality Table B for unisex Contracts and Mortality Table D for second-to-die Contracts) and the Insured's sex and age. The Tables used for this purpose set forth different mortality estimates for males and females and for tobacco user and non-tobacco user. Any change in the insurance protection rates will apply to all Insured of the same age, sex and Underwriting Class whose Contracts have been in force for the same period.

The Underwriting Class of an Insured will affect the insurance protection rate. We currently place Insureds into standard Underwriting Classes and non-standard Underwriting Classes. The Underwriting Classes are also divided into two categories: tobacco user and non-tobacco user. We will place Insureds under the age of 18 at the Date of Issue in a standard or non-standard Underwriting Class. We will then classify the Insured as a non-tobacco user.

- DISTRIBUTION EXPENSE: During the first ten Contract years, we make a monthly deduction to compensate for a portion of the sales expense which are incurred by us with respect to the Contracts. This charge is equal to 0.30% of the Contract Value. We will monitor distribution charges, federal tax charges and the sales charge portion of the surrender fee deducted under a Contract to ensure that the sum of these charges will never exceed 9% of the Payment(s) made under the Contract.

- FEDERAL & STATE PAYMENT TAX CHARGE: During the first ten Contract years, we make a monthly deduction to compensate the Company for the increase in federal tax liability from the application of Section 848 of the Internal Revenue Code and to offset the average premium tax the Company is expected to pay to various state and local jurisdictions but will not necessarily equal the premium tax paid by us for a particular Contract. The Company expects to pay an average premium tax of approximately 2.5% of premiums in all states, although such rates can generally range from 0% to 4%. The Company does not intend to profit from the premium tax portion of this charge.

DAILY DEDUCTIONS -- We assess each Sub-Account with a charge for mortality and expense risks we assume. Fund expenses are also reflected in the Variable Account.

- MORTALITY AND EXPENSE RISK CHARGE: We impose a daily charge at a current annual rate of 0.90% of the average daily net asset value of each Sub-Account. This charge compensates us for assuming mortality and expense risks for variable interests in the Contracts. The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more Net Death Benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Contracts will exceed those compensated by the maintenance fee and administration charges in the Contracts. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, we will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

- FUND EXPENSES: The value of the Units of the Sub-Accounts will reflect the investment management fee and other expenses of the Funds whose shares the Sub-Accounts purchase. The prospectuses and statements of additional information of PalladianSM and the Trust contain more information concerning the fees and expenses.

No charges are currently made against the Sub-Accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the Sub-Accounts to pay the taxes. See "FEDERAL TAX CONSIDERATIONS."

SURRENDER CHARGE -- The Contract's contingent surrender charge is a deferred sales charge and an unrecovered payment tax charge. The deferred sales charge compensates us for distribution expenses, including commissions to our representatives, advertising and the printing of prospectuses and sales literature. The unrecovered payment tax charge is designed to reimburse us for the unrecovered federal and state taxes the Company has paid.

CONTRACT YEAR*            1          2          3          4          5          6          7          8          9          10+
--------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------      ---
Deferred Sale Charge      7.50%      7.50%      6.00%      6.00%      4.50%      4.50%      3.00%      3.00%      1.50%          0%
Unrecovered Payment
 Tax Charge               2.25%      2.00%      1.75%      1.25%      1.50%      1.00%      0.75%      0.50%      0.25%          0%
                                                                                                                                 --
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total Surrender
 Charge                   9.75%      9.50%      7.75%      7.25%      5.75%      5.50%      3.75%      3.50%      1.75%          0%

The surrender charge applies for ten Contract years. We impose the surrender charge only if, during its duration, you request a full surrender or a partial withdrawal in excess of the free withdrawal amount.

* For a Contract that lapses and reinstates, see "REINSTATEMENT."

PARTIAL WITHDRAWAL COSTS -- For each partial withdrawal, we deduct a transaction fee of 2.0% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the withdrawal.

A partial withdrawal charge may also be deducted from Contract Value. However, in any Contract year, you may withdraw, without a partial withdrawal charge, up to:

    -10% of the Contract Value; MINUS

    -The total of any prior free withdrawals in the same Contract year ("Free
     10% Withdrawal.")

The right to make the Free 10% Withdrawal is not cumulative from Contract year to Contract year. For example, if only 8% of Contract Value were withdrawn in the second Contract year, the amount you could withdraw in future Contract years would not be increased by the amount you did not withdraw in the second Contract year.

We impose any applicable surrender charge on any withdrawal greater than the Free 10% Withdrawal.

TRANSFER CHARGES -- The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year. This charge reimburses us for the administrative costs of processing the transfer.

If you apply for automatic transfers, the first automatic transfer counts as one transfer. Each future automatic transfer is without charge and does not reduce the remaining number of transfers that may be made without charge.

Each of the following transfers of Contract Value from the Sub-Accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Contract year:

    -A conversion within the first 24 months from Date of Issue;

    -A transfer to the Fixed Account to secure a loan; and

    -A transfer from the Fixed Account as a results of a loan repayment.

                                 CONTRACT LOANS

You may borrow money secured by your Contract Value, both during and after the first Contract year. The total amount you may borrow is the Loan Value. The Loan Value is 90% of the Contract Value minus any surender charges.

The minimum loan is $1,000. The maximum loan is the Loan Value minus any Outstanding Loan. We will usually pay the loan within seven days after we receive the Written Request. We may delay the payment of loans as stated in "OTHER CONTRACT PROVISIONS -- Delay of Payments."

We will allocate the loan among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-Rata Allocation. We will transfer Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

Contract Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%.

PREFERRED LOAN OPTION -- Any portion of the Outstanding Loan that represents earnings in this Contract, a loan from an exchanged life insurance policy that was as carried over to this Contract or the gain in the exchanged life insurance policy that was carried over to this Contract may be treated as a preferred loan. The available percentage of the gain carried over from an exchanged policy less any policy loan carried over which will be eligible for preferred loan treatment is as follows:

BEGINNING OF
CONTRACT YEAR                     1          2          3          4          5          6          7          8          9
----------------------------     ---     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Unloaned Gain Available              0%        10%        20%        30%        40%        50%        60%        70%        80%

BEGINNING OF
CONTRACT YEAR                    10         11
----------------------------  ---------  ---------
Unloaned Gain Available             90%       100%

The guaranteed annual interest rate credited to the Contract Value securing a preferred loan will be at least 5.5%.

LOAN INTEREST CHARGED -- Interest accrues daily at the annual rate of 6.0%. Interest is due and payable in arrears at the end of each Contract year or for as short a period as the loan may exist. Interest not paid when due will be added to the Outstanding Loan by transferring Contract Value equal to the interest due to the Fixed Account. The interest due will bear interest at the same rate.

REPAYMENT OF OUTSTANDING LOAN -- You may pay any loans before Contract lapse. We will allocate that part of the Contract Value in the Fixed Account that secured a repaid loan to the Sub-Accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Contract Value according to your most recent Payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Contract Value previously transferred from the Variable Account to secure the outstanding loan.

If the Outstanding Loan exceeds the Contract Value less the surrender charge, the Contract will terminate. We will mail a notice of termination to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Contract will terminate with no value. See "CONTRACT TERMINATION AND REINSTATEMENT."

EFFECT OF CONTRACT LOANS -- Contract loans will permanently affect the Contract Value and Surrender Value, and may permanently affect the Death Benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the Sub-Accounts is less than or greater than the interest credited to the Contract Value in the Fixed Account that secures the loan.

We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or from a surrender.

                     CONTRACT TERMINATION AND REINSTATEMENT

TERMINATION -- The Contract will terminate if on a Monthly Processing Date the Surrender Value is less than $0 (zero.) If this situation occurs, the Contract will be in default. You will then have a grace period of 62 days, measured from the date of default, to make a Payment sufficient to prevent termination. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the Payment due and the date by which it must be paid.

Failure to make a sufficient Payment within the grace period will result in the Contract terminating without value. If the Insured dies during the grace period, we will deduct from the Net Death Benefit any overdue charges.

REINSTATEMENT -- A terminated Contract may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the Monthly Processing Date following the date you submit to us:

    -Written application for reinstatement;

    -Evidence of Insurability showing that the Insured is insurable according to our current underwriting rules;

    -A Payment that is large enough to cover the cost of all Contract charges that were due and unpaid during the grace period;

    -A Payment that is large enough to keep the Contract in force for three months; and

    -A Payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

Contracts which have been surrendered may not be reinstated.

SURRENDER CHARGE -- For the purpose of measuring the surrender charge period, the contract will be reinstated as of the date of default. The surrender charge on the date of reinstatement is the surrender charge that would have been in effect on the date of default.

CONTRACT VALUE ON REINSTATEMENT -- The Contract Value on the date of reinstatement is:

    -The Payment made to reinstate the Contract and interest earned from the date the Payment was received at our Principal Office; PLUS

    -The Contract Value less any Outstanding Loan on the date of default (not to exceed the surrender charge on the date of reinstatement); MINUS

    -The Monthly Deductions due on the date of reinstatement.

You may reinstate any Outstanding Loan.

                           OTHER CONTRACT PROVISIONS

CONTRACT OWNER -- The Contract Owner named on the specifications page of the Contract is the Insured unless another Contract Owner has been named in the application. As Contract Owner, you are entitled to exercise all rights under your Contract while the Insured is alive, with the consent of any irrevocable Beneficiary.

BENEFICIARY -- The Beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Contract, the Beneficiary has no rights in the Contract before the Insured dies. While the Insured is alive, you may change the Beneficiary, unless you have declared the Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the Contract Owner (or the Contract Owner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, we will pay each Beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving Beneficiaries proportionately, unless the Contract owner has requested otherwise.

ASSIGNMENT -- You may assign a Contract as collateral or make an absolute assignment. All Contract rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in Payment allocations, make transfers or to exercise other rights under the Contract. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Principal Office. When recorded, the assignment will take effect on the date the Written Request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

The following Contract provisions may vary by state.

LIMIT ON RIGHT TO CONTEST THE CONTRACT -- We cannot challenge the validity of your Contract if the Insured was alive after the Contract had been in force for two years from the Date of Issue.

SUICIDE -- The Net Death Benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the Date of Issue. Instead, we will pay the Beneficiary all Payments made for the Contract, without interest, less any Outstanding Loan and partial withdrawals.

MISSTATEMENT OF AGE OR SEX -- If the Insured's age or sex is not correctly stated in the Contract application, we will adjust benefits under the Contract to reflect the correct age and sex. The adjustment will be based upon the ratio of the Maximum Payment for the Contract to the Maximum Payment for the Contract issued for the correct Age or sex. We will not reduce the Death Benefit to less than the Guideline Minimum Sum Insured. For a unisex Contract, there is no adjusted benefit for misstatement of sex.

DELAY OF PAYMENTS -- Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Contract loans and transfers may be postponed whenever:

    -The New York Stock Exchange is closed other than customary weekend and holiday closings;

    -The SEC restricts trading on the New York Stock Exchange; or

    -The SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets.

We may delay paying any amount derived from a Payment you made by check until the check has cleared your bank.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on contracts that we or our affiliates issue will not be delayed.

                           FEDERAL TAX CONSIDERATIONS

The following summary of federal tax considerations is based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Contracts. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Contract Owner is a corporation or the Trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to your circumstances.

ALLMERICA FINANCIAL AND THE VARIABLE ACCOUNT -- Allmerica Financial is taxed as a life insurance company under Subchapter L of the Internal Revenue Code ("Code"). We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes respecting the Variable Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

Under current laws, Allmerica Financial may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE CONTRACTS -- We believe that the Contracts described in this prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the Contract Value to the Death Benefit. As a life insurance contract, the Net Death Benefit of the Contract is excludable from the gross income of the Beneficiary. Also, any increase in Contract Value is not taxable until received by you or your designee. Although the Company believes the Contracts are in compliance with Section 7702 of the Code, the manner in which
Section 7702 should be applied to a last survivorship life insurance contract is not directly addressed by Section 7702. In absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a Contract will meet the Section 7702 definition of a life insurance contract. This is true particularly if the Contract Owner pays the full amount of payments permitted under the Contract. A Contract Owner contemplating the payment of such amounts should do so only after consulting a tax advisor. If a Contract were determined not to be a life insurance contract under Section 7702, it would not have most of the tax advantages normally provided by a life insurance contract.

A life insurance contract is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay test" of Section 7702A. The seven-pay test provides that payments can not be paid at a rate more rapidly than allowed by the payment of seven annual payments using specified computational rules provided in Section 7702A.

If the Contract is considered a modified endowment contract, distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis and includible in gross income to the extent that the Surrender Value exceeds the Contract Owner's investment in the Contract. Any other amounts will be treated as a return of capital up to the Contract Owner's basis in the Contract. A 10% tax is imposed on that part of any distribution that is includible in income, unless the distribution is:

    -Made after the taxpayer becomes disabled;

    -Made after the taxpayer attains age 59 1/2; or

    -Part of a series of substantially equal periodic payments for the taxpayer's life or life expectancy or joint life expectancies of the taxpayer and beneficiary.

Allmerica Financial has designed this Contract to meet the definition of a modified endowment contract.

Any Contract received in exchange for a modified endowment contract will also be a modified endowment contract. However, an exchange under Section 1035 of the Code of a life insurance contract entered into before June 21, 1988 will not cause the new Contract to be treated as a modified endowment contract if no additional payments are made and there is no increase in the death benefit as a result of the exchange.

All modified endowment contracts issued by the same insurance company to the same Contract Owner during any 12-month period will be treated as a single modified endowment contract in computing taxable distributions.

Consumer interest paid on Contract loans under an individually owned Contract is not tax deductible. A business may deduct interest on loans up $50,000 subject to a prescribed maximum amount, provided that the Insured is a "key person" of that business. The Code defines "key person" to mean an officer or a 20% owner.

Federal tax law requires that the investment of each Sub-Account funding the Contracts is adequately diversified according to Treasury regulations. Although we do not have control over the investments of the Funds, we believe that the Funds currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Contract Owners may direct their investments to divisions of a separate investment account. Regulations may provide guidance in the future. The Contracts or our administrative rules may be modified as necessary to prevent a Contract Owner from being considered the owner of the assets of the Variable Account.

                                 VOTING RIGHTS

Where the law requires, we will vote Fund shares that each Sub-Account holds according to instructions received from Contract Owners with Contract Value in the Sub-Account. If, under the 1940 Act or its rules, we may vote shares in our own right, whether or not the shares relate to the Contracts, we reserve the right to do so.

We will provide each person having a voting interest in a Fund with proxy materials and voting instructions. We will vote shares held in each Sub-Account for which no timely instructions are received in proportion to all instructions received for the Sub-Account. We will also vote in the same proportion our shares held in the Variable Account that do not relate to the Contracts.

We will compute the number of votes that a Contract Owner has the right to instruct on the record date established for the Fund. This number is the quotient of:

    -Each Contract Owner's Contract Value in the Sub-Account; divided by

    -The net asset value of one share in the Fund in which the assets of the Sub-Account are invested.

We may disregard voting instructions Contract Owners or the Trustees initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the funds. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Contract Owners.

                        DIRECTORS AND PRINCIPAL OFFICERS


NAME AND POSITION                                      PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
-----------------------------------------  -----------------------------------------------------------------------
Bruce C. Anderson                          Director of First Allmerica since 1996; Vice President, First Allmerica
  Director

Abigail M. Armstrong                       Secretary of First Allmerica since 1996; Counsel, First Allmerica
  Secretary and Counsel

John P. Kavanaugh                          Director and Chief Investment Officer of First Allmerica since 1996;
  Director, Vice President and Chief        Vice President, First Allmerica since 1991
  Investment Officer

John F. Kelly                              Director of First Allmerica since 1996; Senior Vice President, General
  Director, Vice President and General      Counsel and Assistant Secretary, First Allmerica
  Counsel

J. Barry May                               Director of First Allmerica since 1996; Director and President, The
  Director                                  Hanover Insurance Company since 1996; Vice President, The Hanover
                                            Insurance Company, 1993 to 1996

James R. McAuliffe                         Director of First Allmerica since 1996; President and CEO, Citizens
  Director                                  Insurance Company of America since 1995; Vice President and Chief
                                            Investment Officer, First Allmerica, 1986 to 1994.

John F. O'Brien                            Director, Chairman of the Board, President and Chief Executive Officer
  Director and Chairman of the Board        of First Allmerica

Edward J. Parry, III                       Vice President and Treasurer, First Allmerica since 1993; Assistant
  Director, Vice President, Treasurer and   Vice President, 1992 to 1993; Manager, Price Waterhouse, 1987 to 1992
  Chief Financial Officer

Richard M. Reilly                          Director of First Allmerica since 1996; Vice President, First
  Director, President and                   Allmerica; Director and President, Allmerica Investments, Inc.;
  Chief Executive Officer                   Director and President Allmerica Investment Management Company, Inc.
                                            since 1992, Director and Executive Vice President, 1990 to 1992.

Larry C. Renfro                            Director of First Allmerica since 1996; Vice President, First Allmerica
  Director

Eric A. Simonsen                           Director of First Allmerica since 1996; Vice President and Chief
  Director and Vice President               Financial Officer, First Allmerica

Phillip E. Soule                           Director of First Allmerica since 1996; Vice President, First Allmerica
  Director


                                  DISTRIBUTION

Allmerica Investments, Inc., an indirect wholly owned subsidiary of First Allmerica, acts as the principal underwriter and general distributor of the Contracts. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Broker-dealers sell the Contracts through their registered representatives who are appointed by us.

We pay to broker-dealers who sell the Contract commissions based on a commission schedule. After the Date of Issue, commissions will not exceed 8.5% of the Payment. After Contract year 10, we pay broker-dealer a persistency bonus and commence paying annual compensation of up to 0.25% of unloaned Contract Value. Alternative commission schedules are available with lower commission amounts based upon the age of the Contract Owner To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through a combination of the contingent surrender charge and investment earnings on amounts allocated under the Contracts to the Fixed Account.

Commissions paid on the Contracts, including other incentives or payments, are not charged to Contract Owners or to the Separate Account.

                                    REPORTS

We will maintain the records for the Variable Account. We will promptly send you statements of transactions under your Contract, including:

    -Payments;

    -Transfers among Sub-Accounts and the Fixed Account;

    -Partial withdrawals;

    -Increases in loan amount or loan repayments;

    -Lapse or termination for any reason; and

    -Reinstatement.

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the Death Benefit, Contract Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Contract loans. We will send you reports containing financial statements and other information for the Variable Account, Palladian-SM- and the Trust as the 1940 Act requires.

                            PERFORMANCE INFORMATION


The Contracts were first offered to the public in 1997. However, Allmerica Financial may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Funds have been in existence. The results for any period prior to the Contracts being offered will be calculated as if the Contracts had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts and the Funds.


Total return and average annual total return are based on the hypothetical profile of a representative Contract Owner and historical earnings and are not intended to indicate future performance. "Total return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the Fund's return.

Performance information under the Contracts is net of Fund expenses, Monthly Deductions and surrender charges. We take a representative Contract Owner and assume that:

    -The Insured is a male Age 36, standard (non-tobacco user) Underwriting
     Class;

    -The Contract Owner had allocations in each of the Sub-Accounts for the Fund durations shown; and

    -There was a full surrender at the end of the applicable period.

We may compare performance information for a Sub-Account in reports and promotional literature to:

    -Standard & Poor's 500 Stock Index ("S&P 500");

    -Dow Jones Industrial Average ("DJIA");

    -Shearson Lehman Aggregate Bond Index;

    -Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets;

    -Other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services;

    -Other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; and

    -The Consumer Price Index.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and fund management costs and expenses. Performance information for any Sub-Account reflects only the performance of a hypothetical investment in the Sub-Account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a fund's success in meeting its investment objectives.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Contract Owners and prospective Contract Owners. These topics may include:

    -The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing);

    -The advantages and disadvantages of investing in tax-deferred and taxable investments;

    -Customer profiles and hypothetical Payment and investment scenarios;

    -Financial management and tax and retirement planning; and

    -Investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contracts and the characteristics of and market for the financial instruments.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                               LEGAL PROCEEDINGS

There are no pending legal proceedings involving the Variable Account or its assets. Allmerica Financial is not involved in any litigation that is materially important to its total assets.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

    -The shares of the Fund are no longer available for investment: OR

    -In our judgment further investment in the Fund would be improper based on the purposes of the Variable Account or the affected Sub-Account.

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Contract interest in a Sub-Account without notice to Contract Owners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other contracts or allow a conversion between contracts on a Contract Owner's request.

We reserve the right to establish additional Sub-Accounts funded by a new fund or by another investment company. Subject to law, we may, in our sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts.

Shares of the Funds are issued to other separate accounts of Allmerica Financial and its affiliates that fund variable annuity contracts ("mixed funding.") Shares of the Portfolios of Palladian-SM- are also issued to other unaffiliated insurance companies ("shared funding.") It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life contract owners or variable annuity contract owners. Allmerica Financial, Palladian-SM- and the Trust do not believe that mixed funding is currently disadvantageous to either variable life insurance Contract Owners or variable annuity contract owners. Allmerica Financial will monitor events to identify any material conflicts among Contract Owners because of mixed funding. If the Company concludes that separate funds should be established for variable life and variable annuity separate accounts, we will bear the expenses.

We may change the Contract to reflect a substitution or other change and will notify Contract Owners of the change. Subject to any approvals the law may require, the variable account or any sub-accounts may be:

    -Operated as a management company under the 1940 Act;

    -Deregistered under the 1940 Act if registration is no longer required; OR

    -Combined with other sub-accounts or our other separate accounts.

                              FURTHER INFORMATION

We have filed a registration statement for this offering under the Securities Act of 1933 ("1933 Act") with the SEC. Under SEC rules and regulations, we have omitted from this prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the Contract and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

                            INDEPENDENT ACCOUNTANTS


The financial statements of Allmerica Financial Life Insurance and Annuity Company prepared in accordance with generally accepted accounting principles as of and for the year ended December 31, 1996, and the statutory basis financial statements of Allmerica Financial Life Insurance and Annuity Company for 1995 and for each of the three years in the period ended December 31, 1995 included in this prospectus constituting part of the Registration Statement, have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of Allmerica Financial Life Insurance and Annuity Company as of and for the six months ended June 30, 1997 are unaudited.


The financial statements of Allmerica Financial included herein should be considered only as bearing on the ability of Allmerica Financial to meet its obligations under the Contracts.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

This prospectus serves as a disclosure document only for the aspects of the Contract relating to the Variable Account. For complete details on the Fixed Account, read the Contract itself. The Fixed Account and other interests in the General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Contract and the Fixed Account. The SEC has not reviewed the disclosures in this section of the prospectus.

GENERAL DESCRIPTION -- You may allocate part or all of your Payment to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our General Account. The General Account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our General Account assets and are used to support insurance and annuity obligations.

FIXED ACCOUNT INTEREST -- We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The minimum interest we will credit on amounts allocated to the Fixed Account is 4.0% compounded annually. "Excess interest" may or may not be credited at our sole discretion. We will guarantee initial rates on amounts allocated to the Fixed Account, either as a Payment or a transfer, to the next Contract anniversary.

TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND CONTRACT LOANS -- If a Contract is surrendered or if a partial withdrawal is made, a surrender charge and/or partial withdrawal charge may be imposed. We deduct partial withdrawals from Contract Value allocated to the Fixed Account on a last-in/ first out basis.

The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 for each transfer in that Contract year. The transfer privilege is subject to our consent and to our then current rules.

Contract loans may also be made from the Contract Value in the Fixed Account. We will credit that part of the Contract value that is equal to any Outstanding Loan with interest at an effective annual yield of at least 4.0% (5.5% for preferred loans).

We may delay transfers, surrenders, partial withdrawals, Net Death Benefits and Contract loans up to six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on contracts that we or our affiliates issue will not be delayed.

                              FINANCIAL STATEMENTS

Financial Statements for Allmerica Financial are included in this Prospectus, starting on the next page. The financial statements of Allmerica Financial should be considered only as bearing on our ability to meet our obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                              FINANCIAL STATEMENTS
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                        STATEMENT OF INCOME (UNAUDITED)



                                                                           SIX
                                                                         MONTHS
                                                                          ENDED
                                                                        JUNE 30,
(IN MILLIONS)                                                             1997
----------------------------------------------------------------------  ---------
REVENUES
  Premiums............................................................  $   16.3
    Universal life and investment product policy fees.................     101.4
    Net investment income.............................................      84.3
    Net realized investment losses....................................      (3.1)
    Other income......................................................       0.4
                                                                        ---------
        Total revenues................................................     199.3
                                                                        ---------
BENEFITS, LOSSES AND EXPENSES
    Policy benefits, claims, losses and loss adjustment expenses......      98.3
    Policy acquisition expenses.......................................      26.7
    Loss from cession of disability income business...................      53.9
    Other operating expenses..........................................      47.6
                                                                        ---------
        Total benefits, losses and expenses...........................     226.5
                                                                        ---------
    Loss before federal income taxes..................................     (27.2)
                                                                        ---------
FEDERAL INCOME TAX BENEFIT
    Current...........................................................      (8.7)
    Deferred..........................................................      (0.5)
                                                                        ---------
        Total federal income tax benefit..............................      (9.2)
                                                                        ---------
    Net loss..........................................................  $  (18.0)
                                                                        ---------
                                                                        ---------



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                 STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)



                                                                           SIX
                                                                         MONTHS
                                                                          ENDED
                                                                        JUNE 30,
(IN MILLIONS)                                                             1997
----------------------------------------------------------------------  ---------
COMMON STOCK
    Balance at beginning and end of period............................  $    2.5
                                                                        ---------
ADDITIONAL PAID-IN CAPITAL
    Balance at beginning and end of period............................     346.3
                                                                        ---------
RETAINED EARNINGS
    Balance at beginning of period....................................     176.4
    Net loss..........................................................     (18.0)
                                                                        ---------
    Balance at end of period..........................................     158.4
                                                                        ---------
NET UNREALIZED APPRECIATION ON INVESTMENTS
    Balance at beginning of period....................................      20.5
        Net depreciation on available-for-sale securities.............       8.6
        Benefit for deferred federal income taxes.....................      (3.0)
                                                                        ---------
    Balance at end of period..........................................      26.1
                                                                        ---------
            Total shareholders' equity................................  $  533.3
                                                                        ---------
                                                                        ---------



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                           BALANCE SHEET (UNAUDITED)



                                                                         JUNE 30,
(IN MILLIONS)                                                              1997
----------------------------------------------------------------------  ----------
ASSETS
  Investments:
    Fixed maturities-at fair value (amortized cost of $1,619.8).......  $ 1,661.9
    Equity securities-at fair value (cost of $33.3)...................       48.0
    Mortgage loans....................................................      211.4
    Real estate.......................................................       25.8
    Policy loans......................................................      136.9
    Other long-term investments.......................................        8.0
                                                                        ----------
        Total investments.............................................    2,092.0
                                                                        ----------
  Cash and cash equivalents...........................................       18.3
  Accrued investment income...........................................       39.8
  Deferred policy acquisition costs...................................      650.4
  Reinsurance receivable on paid and unpaid losses, benefits and
    unearned premiums.................................................       73.5
  Other assets........................................................       12.3
  Separate account assets.............................................    6,029.5
                                                                        ----------
        Total assets..................................................  $ 8,915.8
                                                                        ----------
                                                                        ----------
LIABILITIES
  Policy liabilities and accruals:
    Future policy benefits............................................  $ 2,150.4
    Outstanding claims, losses and loss adjustment expenses...........       16.6
    Unearned premiums.................................................        2.6
    Contractholder deposit funds and other policy liabilities.........       37.2
                                                                        ----------
        Total policy liabilities and accruals.........................    2,206.8
                                                                        ----------
  Expenses and taxes payable..........................................       84.6
  Deferred federal income taxes.......................................       61.6
  Separate account liabilities........................................    6,029.5
                                                                        ----------
        Total liabilities.............................................    8,382.5
                                                                        ----------
SHAREHOLDERS' EQUITY
  Common stock, $1,000 par value, 10,000 shares authorized, 2,518
    shares issued and outstanding.....................................        2.5
  Additional paid-in capital..........................................      346.3
  Unrealized appreciation on investments, net.........................       26.1
  Retained earnings...................................................      158.4
                                                                        ----------
        Total shareholders' equity....................................      533.3
                                                                        ----------
        Total liabilities and shareholders' equity....................  $ 8,915.8
                                                                        ----------
                                                                        ----------



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      STATEMENTS OF CASH FLOWS (UNAUDITED)



                                                                        SIX MONTHS
                                                                          ENDED
                                                                         JUNE 30,
(IN MILLIONS)                                                              1997
----------------------------------------------------------------------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income........................................................  $   (18.0)
    Adjustments to reconcile net income to net cash provided by operating activities:
        Net realized losses...........................................        3.1
        Deferred federal income taxes.................................       (0.6)
        Change in deferred acquisition costs..........................      (19.9)
        Change in accrued investment income...........................       (2.1)
        Change in policy liabilities and accruals, net................       (7.1)
        Change in reinsurance receivable..............................       (1.0)
        Change in expenses and taxes payable..........................        7.3
        Separate account activity, net................................        0.4
        Net amortization and depreciation.............................        0.2
        Other, net....................................................       (4.9)
                                                                        ----------
            Net cash used in operating activities.....................      (42.6)
                                                                        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from disposals and maturities of available-for-sale fixed
      maturities......................................................      370.7
    Proceeds from disposals of equity securities......................        2.0
    Proceeds from disposals of other investments......................         .1
    Proceeds from mortgages matured or collected......................       32.0
    Purchase of available-for-sale fixed maturities...................     (332.5)
    Purchase of equity securities.....................................       (1.7)
    Purchase of other investments.....................................      (28.5)
                                                                        ----------
            Net cash used in investing activities.....................       42.1
                                                                        ----------
Net change in cash and cash equivalents...............................       (0.5)
Cash and cash equivalents, beginning of period........................       18.8
                                                                        ----------
Cash and cash equivalents, end of period..............................  $    18.3
                                                                        ----------
                                                                        ----------



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                     NOTES TO INTERIM FINANCIAL STATEMENTS



1.  ORGANIZATION AND BASIS OF PRESENTATION



Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial" or the "Company") is a wholly owned subsidiary of SMA Financial Corp., which is wholly owned by First Allmerica Financial Life Insurance Company ("First Allmerica"), a stock life insurance company. First Allmerica is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by First Allmerica in accordance with a policy established by vote of First Allmerica's Board of Directors.



The accompanying unaudited financial statements of Allmerica Financial have been prepared in accordance with generally accepted accounting principles for stock life insurance companies for interim financial information. The Company began preparing financial statements in accordance with generally accepted accounting principles for the year ended December 31, 1996. Adjustments to conform with generally accepted accounting principles are not available on a quarterly basis for 1996. Accordingly, quarterly comparative amounts for June 30, 1996 are not presented.



The accompanying interim financial statements reflect, in the opinion of the Company's management, all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the financial position and results of operations. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.



2.  SIGNIFICANT TRANSACTIONS



In April 1997, the Company entered into a letter of intent for the 100% coinsurance of its disability income line of business. The consummation of the transaction is subject to a number of conditions, including the negotiation and execution of definitive documentation and the receipt of regulatory approvals. The proposed transaction has resulted in the recognition of a $53.9 million pre-tax loss.



3.  FEDERAL INCOME TAXES



Federal income tax expense for the three months ended June 30, 1997 has been computed using estimated effective tax rates for the Company. These rates are revised, if necessary, at the end of each successive interim period to reflect the current estimates of the annual effective tax rates.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

FINANCIAL STATEMENTS
DECEMBER 31, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying balance sheet and the related statement of income, of shareholder's equity, and of cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company at December 31, 1996, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.
/s/ Price Waterhouse LLP

Price Waterhouse LLP
Boston, Massachusetts
February 3, 1997

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                              STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31,
(IN MILLIONS)                                                             1996
----------------------------------------------------------------------  ---------
REVENUES
  Premiums............................................................  $   32.7
    Universal life and investment product policy fees.................     176.2
    Net investment income.............................................     171.7
    Net realized investment losses....................................      (3.6)
    Other income......................................................       0.9
                                                                        ---------
        Total revenues................................................     377.9
                                                                        ---------
BENEFITS, LOSSES AND EXPENSES
    Policy benefits, claims, losses and loss adjustment expenses......     192.6
    Policy acquisition expenses.......................................      49.9
    Other operating expenses..........................................      86.6
                                                                        ---------
        Total benefits, losses and expenses...........................     329.1
                                                                        ---------
Income before federal income taxes....................................      48.8
                                                                        ---------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
    Current...........................................................      26.9
    Deferred..........................................................      (9.8)
                                                                        ---------
        Total federal income tax expense..............................      17.1
                                                                        ---------
Net income............................................................  $   31.7
                                                                        ---------
                                                                        ---------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                                 BALANCE SHEET

DECEMBER 31,
(IN MILLIONS)                                                              1996
----------------------------------------------------------------------  ----------
ASSETS
  Investments:
    Fixed maturities-at fair value (amortized cost of $1,660.2).......  $ 1,698.0
    Equity securities-at fair value (cost of $33.0)...................       41.5
    Mortgage loans....................................................      221.6
    Real estate.......................................................       26.1
    Policy loans......................................................      131.7
    Other long-term investments.......................................        7.9
                                                                        ----------
        Total investments.............................................    2,126.8
                                                                        ----------
  Cash and cash equivalents...........................................       18.8
  Accrued investment income...........................................       37.7
  Deferred policy acquisition costs...................................      632.7
                                                                        ----------
  Reinsurance receivables:
    Future policy benefits............................................       68.1
    Outstanding claims, losses and loss adjustment expenses...........        3.5
    Other.............................................................        0.9
                                                                        ----------
        Total reinsurance receivables.................................       72.5
                                                                        ----------
  Other assets........................................................        8.2
  Separate account assets.............................................    4,524.0
                                                                        ----------
        Total assets..................................................  $ 7,420.7
                                                                        ----------
                                                                        ----------
LIABILITIES
  Policy liabilities and accruals:
    Future policy benefits............................................  $ 2,163.0
    Outstanding claims, losses and loss adjustment expenses...........       15.4
    Unearned premiums.................................................        2.7
    Contractholder deposit funds and other policy liabilities.........       32.8
                                                                        ----------
        Total policy liabilities and accruals.........................    2,213.9
                                                                        ----------
  Expenses and taxes payable..........................................       77.3
  Deferred federal income taxes.......................................       60.2
  Separate account liabilities........................................    4,523.6
                                                                        ----------
        Total liabilities.............................................    6,875.0
                                                                        ----------
  Commitments and contingencies (Note 12)
SHAREHOLDER'S EQUITY
  Common stock, $1,000 par value, 10,000 shares authorized, 2,518
    shares issued and outstanding.....................................        2.5
  Additional paid-in-capital..........................................      346.3
  Unrealized appreciation on investments, net.........................       20.5
  Retained earnings...................................................      176.4
                                                                        ----------
        Total shareholder's equity....................................      545.7
                                                                        ----------
        Total liabilities and shareholder's equity....................  $ 7,420.7
                                                                        ----------
                                                                        ----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                       STATEMENTS OF SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31,
(IN MILLIONS)                                                             1996
----------------------------------------------------------------------  ---------
COMMON STOCK
    Balance at beginning of year......................................  $    2.5
    Issued during year................................................      --
                                                                        ---------
    Balance at end of year............................................       2.5
                                                                        ---------
ADDITIONAL PAID-IN-CAPITAL
    Balance at beginning of year......................................     324.3
    Contributed from parent...........................................      22.0
                                                                        ---------
    Balance at end of year............................................     346.3
                                                                        ---------
RETAINED EARNINGS
    Balance at beginning of year......................................     144.7
    Net income........................................................      31.7
                                                                        ---------
    Balance at end of year............................................     176.4
                                                                        ---------
NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS
    Balance at beginning of year......................................      23.8
                                                                        ---------
    Appreciation (depreciation) during the period:
        Net appreciation (depreciation) on available-for-sale
        securities....................................................      (5.1)
        (Provision) benefit for deferred federal income taxes.........       1.8
                                                                        ---------
                                                                            (3.3)
                                                                        ---------
        Balance at end of year........................................      20.5
                                                                        ---------
            Total shareholder's equity................................  $  545.7
                                                                        ---------
                                                                        ---------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                            STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,
(IN MILLIONS)                                                              1996
----------------------------------------------------------------------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income........................................................  $    31.7
    Adjustments to reconcile net income to net cash provided by operating activities:
        Net realized losses...........................................        3.6
        Net amortization and depreciation.............................        3.5
        Deferred federal income taxes (benefits)......................       (9.8)
        Change in deferred policy acquisition costs...................      (66.8)
        Change in premiums and notes receivable, net of reinsurance
        payable.......................................................       (0.2)
        Change in accrued investment income...........................        1.2
        Change in policy liabilities and accruals, net................      (39.9)
        Change in reinsurance receivable..............................       (1.5)
        Change in expenses and taxes payable..........................       32.3
        Separate account activity, net................................       10.5
        Other, net....................................................       (0.2)
                                                                        ----------
            Net cash provided by operating activities.................      (35.6)
                                                                        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from disposals and maturities of available-for-sale fixed
     maturities.......................................................      809.4
    Proceeds from disposals of equity securities......................        1.5
    Proceeds from disposals of other investments......................       17.5
    Proceeds from mortgages matured or collected......................       34.0
    Purchase of available-for-sale fixed maturities...................     (795.8)
    Purchase of equity securities.....................................      (13.2)
    Purchase of other investments.....................................      (36.2)
    Other investing activities, net...................................       (2.1)
                                                                        ----------
            Net cash (used in) provided by investing activities.......       15.1
                                                                        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of stock and capital paid in...............       22.0
                                                                        ----------
            Net cash provided by financing activities.................       22.0
                                                                        ----------
Net change in cash and cash equivalents...............................        1.5
Cash and cash equivalents, beginning of year..........................       17.3
                                                                        ----------
Cash and cash equivalents, end of year................................  $    18.8
                                                                        ----------
                                                                        ----------
SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid.....................................................  $     3.4
    Income taxes paid.................................................  $    16.5

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly-owned subsidiary of SMA Financial Corporation, which is wholly owned by First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

The stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

The Company classifies all debt and equity securities as available-for-sale.

Realized gains and losses on sales of fixed maturities and equity securities are determined on the specific-identification basis using amortized cost for fixed maturities and cost for equity securities. Fixed maturities and equity securities with other than temporary declines in fair value are written down to estimated fair value resulting in the recognition of realized losses.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full. In establishing reserves, management considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

Real estate that has been acquired through the foreclosure of mortgage loans is valued at the estimated fair value at the time of foreclosure. The Company considers several methods in determining fair value at foreclosure, using primarily third-party appraisals and discounted cash flow analyses. After foreclosure, the Company makes a determination as to whether the asset should be held for production of income or held for sale.

Real estate investments held for the production of income and held for sale are carried at depreciated cost less valuation allowances, if necessary, to reduce the carrying value to fair value. Depreciation is generally calculated using the straight-line method.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans and real estate are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life and group variable universal life products and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits over the expected life of the contracts using a revised interest rate applied to the remaining benefit period. Acquisition costs related to annuity and other life insurance businesses are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits. Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination.

Although realization of deferred policy acquisition costs is not assured, management believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains, and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2 1/2% to 6% for life insurance and 2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

Individual health benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all claims incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Premiums for individual accident and health insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, management believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and health insurance and individual annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual accident and health insurance premiums are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, and mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefits in excess of fund values and net investment income credited to universal life fund values.

I.  FEDERAL INCOME TAXES

AFC, FAFLIC, AFLIAC and FAFLIC's non-insurance domestic subsidiaries file a life-nonlife consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.

The Board of Directors has delegated to AFC management the development and maintenance of appropriate Federal Income Tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated life-nonlife return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). These differences result primarily from loss reserves, policy acquisition expenses, and unrealized appreciation/depreciation on investments.

J.  NEW ACCOUNTING PRONOUNCEMENTS

In March, 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", was issued. This statement requires companies to write down to fair value long-lived assets whose carrying value is greater than the undiscounted cash flows of those assets. The statement also requires that long-lived assets of which management is committed to dispose, either by sale or abandonment, be valued at the lower of their carrying amount or fair value less costs to sell. This statement is effective for fiscal years beginning after December 15, 1995. The adoption of this statement has not had a material effect on the financial statements.

2.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of SFAS No. 115. The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                              1996
                                          --------------------------------------------
                                                        GROSS       GROSS
DECEMBER 31                               AMORTIZED    UNREALIZED UNREALIZED    FAIR
(IN MILLIONS)                              COST (1)     GAINS      LOSSES      VALUE
----------------------------------------  ----------   --------   ---------   --------

U.S. Treasury securities and U.S.
 government and agency securities.......   $   15.7      $ 0.5      $ 0.2     $   16.0
States and political subdivisions.......        8.9        1.6       --           10.5
Foreign governments.....................       53.2        2.9       --           56.1
Corporate fixed maturities..............    1,437.2       38.6        6.1      1,469.7
Mortgage-backed securities..............      145.2        2.2        1.7        145.7
                                          ----------   --------   ---------   --------
Total fixed maturities
 available-for-sale.....................   $1,660.2      $45.8      $ 8.0     $1,698.0
                                          ----------   --------   ---------   --------
Equity securities.......................   $   33.0      $10.2      $ 1.7     $   41.5
                                          ----------   --------   ---------   --------
                                          ----------   --------   ---------   --------

(1) Amortized cost for fixed maturities and cost for equity securities.

In March 1994, AFLIAC voluntarily withdrew its license in New York in order to provide for certain commission arrangements prohibited by New York comparable to AFLIAC's competitors. In connection with the withdrawal, FAFLIC, which is licensed in New York, became qualified to sell the products previously sold by AFLIAC in New York. AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1996, the amortized cost and market value of assets on deposit were $284.9 million and $292.2 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.2 million were on deposit with various state and governmental authorities at December 31, 1996.

There were no contractual fixed maturity investment commitments at December 31, 1996.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                      1996
                                                              --------------------
DECEMBER 31                                                   AMORTIZED    FAIR
(IN MILLIONS)                                                   COST       VALUE
------------------------------------------------------------  ---------  ---------

Due in one year or less.....................................  $  129.2   $  130.0
Due after one year through five years.......................     459.0      473.4
Due after five years through ten years......................     735.1      751.1
Due after ten years.........................................     336.9      343.5
                                                              ---------  ---------
    Total...................................................  $1,660.2   $1,698.0
                                                              ---------  ---------
                                                              ---------  ---------

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

FOR THE YEAR ENDED DECEMBER 31                                  PROCEEDS FROM      GROSS  GROSS
(IN MILLIONS)                                                  VOLUNTARY SALES     GAINS  LOSSES
------------------------------------------------------------  ------------------   -----  ------

1996

Fixed maturities............................................   $496.6              $4.3   $8.3
                                                              -------              -----  ------
Equity securities...........................................   $  1.5              $0.4   $0.1
                                                              -------              -----  ------

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                              EQUITY
FOR THE YEAR ENDED DECEMBER 31                                  FIXED       SECURITIES
(IN MILLIONS)                                                 MATURITIES   AND OTHER (1)   TOTAL
------------------------------------------------------------  ----------   -------------   ------

1996

Net appreciation (depreciation), beginning of year..........    $ 20.4      $ 3.4          $ 23.8
                                                              ----------   ------          ------
  Net (depreciation) appreciation on available-for-sale
    securities..............................................     (20.8)       6.7           (14.1)
  Net appreciation from the effect on deferred policy
    acquisition costs and on policy liabilities.............       9.0       --               9.0
  Provision for deferred federal income taxes...............       4.1       (2.3)            1.8
                                                              ----------   ------          ------
                                                                  (7.7)       4.4            (3.3)
                                                              ----------   ------          ------
Net appreciation, end of year...............................    $ 12.7      $ 7.8          $ 20.5
                                                              ----------   ------          ------
                                                              ----------   ------          ------

(1) Includes net appreciation on other investments of $2.2 million.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31
(IN MILLIONS)                              1996
----------------------------------------  ------

Mortgage loans..........................  $221.6
                                          ------
Real estate:
  Held for sale.........................    26.1
  Held for production of income.........    --
                                          ------
    Total real estate...................    26.1
                                          ------
Total mortgage loans and real estate....  $247.7
                                          ------
                                          ------

Reserves for mortgage loans were $9.5 million at December 31, 1996.

During 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million.

At December 31, 1996, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $16.0 million. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31
(IN MILLIONS)                              1996
----------------------------------------  ------

Property type:
  Office building.......................  $ 86.1
  Residential...........................    39.0
  Retail................................    55.9
  Industrial / warehouse................    52.6
  Other.................................    25.3
  Valuation allowances..................   (11.2)
                                          ------
Total...................................  $247.7
                                          ------
                                          ------
Geographic region:

  South Atlantic........................  $ 72.9
  Pacific...............................    37.0
  East North Central....................    58.3
  Middle Atlantic.......................    35.0
  West South Central....................     5.7
  New England...........................    21.9
  Other.................................    28.1
  Valuation allowances..................   (11.2)
                                          ------
Total...................................  $247.7
                                          ------
                                          ------

At December 31, 1996, scheduled mortgage loan maturities were as follows: 1997 -- $58.6 million; 1998 -- $53.1 million; 1999 -- $21.5 million; 2000 -- $52.3 million; 2001 -- $7.7 million; and $28.4 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1996, the Company refinanced $7.8 million of mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the balance sheet and changes thereto are shown below.

FOR THE YEAR ENDED                                               BALANCE AT
DECEMBER 31                BALANCE AT                             DECEMBER
(IN MILLIONS)              JANUARY 1    ADDITIONS   DEDUCTIONS       31
-------------------------  ----------   ---------   ----------   ----------

1996

Mortgage loans...........    $12.5        $4.5       $7.5          $ 9.5
Real estate..............      2.1        --          0.4            1.7
                           ----------   ---------   ----------   ----------
    Total................    $14.6        $4.5       $7.9          $11.2
                           ----------   ---------   ----------   ----------
                           ----------   ---------   ----------   ----------

The carrying value of impaired loans was $21.5 million with related reserves of $7.3 million as of December 31, 1996. All impaired loans were reserved as of December 31, 1996.

The average carrying value of impaired loans was $26.3 million, with related interest income while such loans were impaired, of $3.4 million as of December 31, 1996.

D.  OTHER

At December 31, 1996, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

3.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS)                                   1996
---------------------------------------------  ------

Fixed maturities.............................  $137.2
Mortgage loans...............................    22.0
Equity securities............................     0.7
Policy loans.................................    10.2
Real estate..................................     6.2
Other long-term investments..................     0.8
Short-term investments.......................     1.4
                                               ------
Gross investment income......................   178.5
Less investment expenses.....................    (6.8)
                                               ------
Net investment income........................  $171.7
                                               ------
                                               ------

At December 31, 1996, mortgage loans on non-accrual status were $5.0 million, including restructured loans of $2.6 million. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, was to reduce net income by $0.1 million in 1996. There were no fixed maturities on non-accrual status at December 31, 1996.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $25.4 million at December 31, 1996. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $3.6 million in 1996. Actual interest income on these loans included in net investment income aggregated $2.2 million in 1996.

There were no fixed maturities or mortgage loans which were non-income producing for the twelve months ended December 31, 1996.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS)                                  1996
---------------------------------------------  -----

Fixed maturities.............................  $(3.3)
Mortgage loans...............................   (3.2)
Equity securities............................    0.3
Real estate..................................    2.5
Other........................................    0.1
                                               -----
Net realized investment losses...............  $(3.6)
                                               -----
                                               -----

Proceeds from voluntary sales of investments in fixed maturities were $496.6 million in 1996. Realized gains on such sales were $4.3 million, and realized losses were $8.3 million for 1996.

4.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans are limited to the lesser of the present value of the cash flows or book value.

REINSURANCE RECEIVABLES

The carrying amount of the reinsurance receivable for outstanding claims, losses and loss adjustment expenses. reported in the balance sheet approximates fair value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under investment type contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments were as follows:

                                                       1996
                                               --------------------
DECEMBER 31                                    CARRYING      FAIR
(IN MILLIONS)                                    VALUE      VALUE
---------------------------------------------  ---------   --------

FINANCIAL ASSETS
  Cash and cash equivalents..................  $   18.8    $   18.8
  Fixed maturities...........................   1,698.0     1,698.0
  Equity securities..........................      41.5        41.5
  Mortgage loans.............................     221.6       229.3
  Policy loans...............................     131.7       131.7
  Reinsurance receivables....................      72.5        72.5
                                               ---------   --------
                                               $2,184.1    $2,191.8
                                               ---------   --------
                                               ---------   --------

FINANCIAL LIABILITIES
  Individual annuity contracts...............     910.2       703.6
  Supplemental contracts without life
    contingencies............................      15.9        15.9
  Other individual contract deposit funds....       0.3         0.3
                                               ---------   --------
                                               $  926.4    $  719.8
                                               ---------   --------
                                               ---------   --------

5.  DEBT

During 1996, the Company utilized repurchase agreements to finance certain investments. Although the repurchase agreements were entirely settled by year end, management may utilize this policy again in future periods.

Interest expense was $3.4 million in 1996, relating to interest payments on repurchase agreements, and is recorded in other operating expenses.

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) in the statement of income is shown below:

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS)                                  1996
---------------------------------------------  -----
Federal income tax expense (benefit)
  Current....................................  $26.9
  Deferred...................................   (9.8)
                                               -----
Total........................................  $17.1
                                               -----
                                               -----

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes.

The deferred tax (assets) liabilities are comprised of the following at December 31, 1996:

DECEMBER 31
(IN MILLIONS)                                   1996
---------------------------------------------  -------
Deferred tax (assets) liabilities
  Loss reserves..............................   (137.0)
  Deferred acquisition costs.................    186.9
  Investments, net...........................     14.2
  Bad debt reserve...........................     (1.1)
  Other, net.................................     (2.8)
                                               -------
Deferred tax liability, net..................  $  60.2
                                               -------
                                               -------

Gross deferred income tax liabilities totaled $201.1 million at December 31, 1996. Gross deferred income tax assets totaled $140.9 million at December 31, 1996.

Management believes, based on the Company's recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, management considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the life-nonlife consolidated group's federal income tax returns through 1991. The Company is currently considering its response to certain adjustments proposed by the IRS with respect to the life-nonlife consolidated group's federal income tax returns for 1989, 1990, and 1991. In management's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $112.4 million in 1996. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $13.3 million at December 31, 1996.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

At January 1, 1997, AFLIAC could pay dividends of $11.9 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of SFAS No. 113.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

The effects of reinsurance were as follows:

 FOR THE YEAR ENDED DECEMBER 31
 (IN MILLIONS)                                      1996
 -----------------------------------------------  ---------
 Life insurance premiums:
   Direct.......................................  $   53.3
   Assumed......................................       3.1
   Ceded........................................     (23.7)
                                                  ---------
 Net premiums...................................  $   32.7
                                                  ---------
 Life insurance and other individual policy
  benefits, claims, losses and loss adjustment
  expenses:
   Direct.......................................  $  206.4
   Assumed......................................       4.5
   Ceded........................................     (18.3)
                                                  ---------
 Net policy benefits, claims, losses and loss
  adjustment expenses...........................  $  192.6
                                                  ---------
                                                  ---------

10.  DEFERRED POLICY ACQUISITION EXPENSES

The following reflects the changes to the deferred policy acquisition asset:

 FOR THE YEAR ENDED DECEMBER 31
 (IN MILLIONS)                                         1996
 --------------------------------------------------  --------
 Balance at beginning of year......................  $ 555.7
   Acquisition expenses deferred...................    116.6
   Amortized to expense during the year............    (49.9)
   Adjustment to equity during the year............     10.3
                                                     --------
 Balance at end of year............................  $ 632.7
                                                     --------
                                                     --------

11.  LIABILITIES FOR INDIVIDUAL ACCIDENT AND HEALTH BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims. Changes in prior estimates are reflected in results of operations in the year such changes are determined to be needed and recorded.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's accident and health business was $178.6 million at December 31, 1996. Accident and health claim liabilities have been re-estimated for all prior years and were increased by $3.2 million in 1996.

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

 (IN MILLIONS)                                          1996
 ---------------------------------------------------  ---------
 Statutory net income...............................  $    5.4
 Statutory Surplus..................................  $  234.0
                                                      ---------

14.  SUBSEQUENT EVENT (UNAUDITED)

On April 14, 1997, the Company entered into an agreement in principle to transfer the Company's individual disability income business under a 100% coinsurance agreement to Metropolitan Life Insurance Company. The consummation of the transaction is subject to the negotiation of definitive arrangements and regulatory approvals and is expected to occur on or before October 1, 1997. In connection with this transaction, the Company has recorded an after-tax charge of $35 million net income in the first quarter of 1997 related to the reinsurance of this business.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY
(FORMERLY SMA LIFE ASSURANCE COMPANY)
STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1995

ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
DECEMBER 31, 1995

Statutory Financial Statements

Report of Independent Accountants.....................................................        F-2

Statement of Assets, Liabilities, Surplus and Other Funds.............................        F-4

Statement of Operations and Changes in Capital and Surplus............................        F-5

Statement of Cash Flows...............................................................        F-6

Notes to Statutory Financial Statements...............................................        F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF
ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(FORMERLY KNOWN AS SMA LIFE ASSURANCE COMPANY)

We have audited the accompanying statutory basis statement of assets, liabilities, surplus and other funds of Allmerica Financial Life Insurance and Annuity Company as of December 31, 1995 and 1994, and the related statutory basis statements of operations and changes in capital and surplus, and of cash flows for each of the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Allmerica Financial Life Insurance and Annuity Company as of December 31, 1995 and 1994, or the results of its operations or its cash flows for each of the three years ended December 31, 1995.

TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF
ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(FORMERLY KNOWN AS SMA LIFE ASSURANCE COMPANY)

Page 2

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, surplus and other funds of Allmerica Financial Life Insurance and Annuity Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years ended December 31, 1995, on the basis of accounting described in
Note 1.

As discussed in Note 1 to the financial statements, the Company's parent, State Mutual Life Assurance Company of America, converted from a Massachusetts mutual life insurance company to a Massachusetts stock life insurance company on October 16, 1995. In connection with this transaction, the Company changed its name to Allmerica Financial Life Insurance and Annuity Company and its parent became a wholly-owned subsidiary of Allmerica Financial Corporation.
/s/ Price Waterhouse LLP

Price Waterhouse LLP
Boston, MA

February 5, 1996

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

           STATEMENT OF ASSETS, LIABILITIES, SURPLUS AND OTHER FUNDS
                               AS OF DECEMBER 31,
                                 (IN THOUSANDS)

ASSETS                                                                     1995        1994
                                                                        ----------  ----------

Cash..................................................................  $    7,791  $    7,248
Investments:
  Bonds...............................................................   1,659,575   1,595,275
  Stocks..............................................................      18,132      12,283
  Mortgage loans......................................................     239,522     295,532
  Policy loans........................................................     122,696     116,600
  Real estate.........................................................      40,967      51,288
  Short term investments..............................................       3,500      45,239
  Other invested assets...............................................      40,196      27,443
                                                                        ----------  ----------
      Total cash and investments......................................   2,132,379   2,150,908

Premiums deferred and uncollected.....................................      (1,231)      5,452
Investment income due and accrued.....................................      38,413      39,442
Other assets..........................................................       6,060      10,569
Assets held in separate accounts......................................   2,978,409   1,869,695
                                                                        ----------  ----------
                                                                        $5,154,030  $4,076,066
                                                                        ----------  ----------
                                                                        ----------  ----------

LIABILITIES, SURPLUS AND OTHER FUNDS

Liabilities:

Policy liabilities:
  Life reserves.......................................................  $  856,239  $  890,880
  Annuity and other fund reserves.....................................     865,216     928,325
  Accident and health reserves........................................     167,246     121,580
  Claims payable......................................................      11,047      11,720
                                                                        ----------  ----------
      Total policy liabilities........................................   1,899,748   1,952,505

Expenses and taxes payable............................................      20,824      17,484
Other liabilities.....................................................      27,499      36,466
Asset valuation reserve...............................................      31,556      20,786
Obligations related to separate account business......................   2,967,547   1,859,502
                                                                        ----------  ----------
      Total liabilities...............................................   4,947,174   3,886,743
                                                                        ----------  ----------

Surplus and Other Funds:
  Common stock, $1,000 par value
      Authorized -- 10,000 shares
      Issued and outstanding -- 2,517 shares..........................       2,517       2,517
  Paid-in surplus.....................................................     199,307     199,307
  Unassigned surplus (deficit)........................................       4,282     (13,621)
  Special contingency reserves........................................         750       1,120
                                                                        ----------  ----------
      Total surplus and other funds...................................     206,856     189,323
                                                                        ----------  ----------
                                                                        $5,154,030  $4,076,066
                                                                        ----------  ----------
                                                                        ----------  ----------

   The accompanying notes are an integral part of these financial statements.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

           STATEMENT OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS
                        FOR THE YEAR ENDED DECEMBER 31,
                                 (IN THOUSANDS)

REVENUE                                                          1995          1994          1993
                                                              -----------   -----------   -----------

 Premiums and other considerations:
    Life....................................................  $   156,864   $   195,633   $   189,285
    Annuities...............................................      729,222       707,172       660,143
    Accident and health.....................................       31,790        31,927        35,718
    Reinsurance commissions and reserve adjustments.........       20,198         4,195         2,309
                                                              -----------   -----------   -----------
      Total premiums and other considerations...............      938,074       938,927       887,455

  Net investment income.....................................      167,470       170,430       177,612
  Realized capital losses, net of tax.......................       (2,295)      (17,172)       (7,225)
  Other revenue.............................................       37,466        26,065        19,055
                                                              -----------   -----------   -----------
      Total revenue.........................................    1,140,715     1,118,250     1,076,897
                                                              -----------   -----------   -----------

POLICY BENEFITS AND OPERATING EXPENSES

  Policy benefits:
    Claims, surrenders and other benefits...................      391,254       331,418       275,290
    Increase (decrease) in policy reserves..................      (22,669)       40,113        15,292
                                                              -----------   -----------   -----------
      Total policy benefits.................................      368,585       371,531       290,582
  Operating and selling expenses............................      150,215       164,175       160,928
  Taxes, except capital gains tax...........................       26,536        22,846        19,066
  Net transfers to separate accounts........................      556,856       553,295       586,539
                                                              -----------   -----------   -----------
      Total policy benefits and operating expenses..........    1,102,192     1,111,847     1,057,115
                                                              -----------   -----------   -----------

NET INCOME..................................................       38,523         6,403        19,782

Capital and Surplus, Beginning of Year......................      189,323       182,216       171,941
  Unrealized capital gains (losses) on investments..........        8,279        12,170        (9,052)
  Transfer from (to) asset valuation reserve................      (10,770)       (9,822)        1,974
  Other adjustments.........................................      (18,499)       (1,644)       (2,429)
                                                              -----------   -----------   -----------

CAPITAL AND SURPLUS, END OF YEAR............................  $   206,856   $   189,323   $   182,216
                                                              -----------   -----------   -----------
                                                              -----------   -----------   -----------

   The accompanying notes are an integral part of these financial statements.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

                            STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED DECEMBER 31,
                                 (IN THOUSANDS)

CASH FLOW FROM OPERATING ACTIVITIES                              1995         1994         1993
                                                              ----------   ----------   ----------

 Premiums, deposits and other income........................  $  964,129   $  962,147   $  902,725
  Allowances and reserve adjustments on reinsurance ceded...      20,693        3,279       22,185
  Net investment income.....................................     170,949      173,294      182,843
  Net increase in policy loans..............................      (6,096)      (7,585)      (7,812)
  Benefits to policyholders and beneficiaries...............    (393,472)    (330,900)    (298,612)
  Operating and selling expenses and taxes..................    (153,504)    (193,796)    (171,533)
  Net transfers to separate accounts........................    (608,480)    (600,760)    (634,021)
  Federal income tax (excluding tax on capital gains).......      (6,771)     (19,603)      (4,828)
  Other sources (applications)..............................     (13,642)      19,868        7,757
                                                              ----------   ----------   ----------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.........     (26,194)       5,944       (1,296)
                                                              ----------   ----------   ----------

CASH FLOW FROM INVESTING ACTIVITIES

  Sales and maturities of long term investments:
    Bonds...................................................     572,640      478,512      386,414
    Stocks..................................................         481           63           64
    Real estate and other invested assets...................      13,008        3,008       11,094
    Repayment of mortgage principal.........................      55,202       65,334       79,844
    Capital gains tax.......................................        (400)        (968)      (3,296)
  Acquisition of long term investments:
    Bonds...................................................    (640,339)    (508,603)    (466,086)
    Stocks..................................................         (44)          --           --
    Real estate and other invested assets...................     (11,929)     (24,544)      (2,392)
    Mortgage loans..........................................        (415)        (364)      (2,266)
    Other investing activities..............................      (3,206)      18,934      (27,254)
                                                              ----------   ----------   ----------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.........     (15,002)      31,372      (23,878)
                                                              ----------   ----------   ----------
Net change in cash and short term investments...............     (41,196)      37,316      (25,174)

CASH AND SHORT TERM INVESTMENTS

  Beginning of the year.....................................      52,487       15,171       40,345
                                                              ----------   ----------   ----------
  End of the year...........................................  $   11,291   $   52,487   $   15,171
                                                              ----------   ----------   ----------
                                                              ----------   ----------   ----------

   The accompanying notes are an integral part of these financial statements.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

                    NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION -- Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial" or the "Company", formerly SMA Life Assurance Company) is a wholly owned subsidiary of SMA Financial Corp., which is wholly owned by First Allmerica Financial Life Insurance Company ("First Allmerica", formerly, State Mutual Life Assurance Company of America), a stock life insurance company. On October 16, 1995, First Allmerica converted from a mutual life insurance company to a stock life insurance company. Concurrent with this transaction, First Allmerica became a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

The stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by First Allmerica in accordance with a policy established by vote of First Allmerica's Board of Directors.

The Company's financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Delaware and in conformity with practices prescribed by the National Association of Insurance Commissioners (NAIC), which while common in the industry, vary in some respects from generally accepted accounting principles. Significant differences include:

       -Bonds considered to be "available-for-sale" or "trading" are not carried at fair value and changes in fair value are not recognized through surplus or the statement of operations, respectively;

       -The Asset Valuation Reserve, represents a reserve against possible losses on investments and is recorded as a liability through a charge to surplus. The Interest Maintenance Reserve is designed to include deferred realized gains and losses (net of applicable federal income taxes) due to interest rate changes and is also recorded as a liability, however, the deferred net realized investment gains and losses are amortized into future income generally over the original period to maturity of the assets sold. These liabilities are not required under generally accepted accounting principles;

       -Total premiums, deposits and benefits on certain investment-type contracts are reflected in the statement of operations, instead of using the deposit method of accounting;

       -Policy acquisition costs, such as commissions, premium taxes and other items, are not deferred and amortized in relation to the revenue/gross profit streams from the related contracts;

       -Benefit reserves are determined using statutorily prescribed interest, morbidity and mortality assumptions instead of using more realistic expense, interest, morbidity, mortality and voluntary withdrawal assumptions with provision made for adverse deviation;

       -Amounts recoverable from reinsurers for unpaid losses are not recorded as assets, but as offsets against the respective liabilities;

       -Deferred federal income taxes are not provided for temporary differences between amounts reported in the financial statements and those included in the tax returns;

       -Certain adjustments related to prior years are recorded as direct charges or credits to surplus;

       -Certain assets, designated as "non-admitted" assets (principally agents' balances), are not recorded as assets, but are charged to surplus; and,

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

       -Costs related to other postretirement benefits are recognized only for employees that are fully vested.

The preparation of financial statements in accordance with practices prescribed or permitted by the Insurance Department of the State of Delaware and in conformity with practices prescribed by the NAIC requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

VALUATION OF INVESTMENTS Investments in bonds are carried principally at amortized cost, in accordance with NAIC guidelines. Preferred stocks are carried generally at cost and common stocks are carried at market value. Policy loans are carried principally at unpaid principal balances.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts. Mortgage loans are reduced for losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full. In determining the amount of the loss, management considers, among other things, the estimated fair value of the underlying collateral. Investment real estate and real estate acquired through foreclosure are carried at the lower of depreciated cost or market value. Depreciation is generally calculated using the straight-line method.

An asset valuation reserve (AVR) for bonds, mortgage loans, stocks, real estate, and other invested assets is maintained by appropriations from surplus in accordance with a formula specified by the NAIC and is classified as a liability.

FINANCIAL INSTRUMENTS In the normal course of business, the Company enters into transactions involving various types of financial instruments including investments such as bonds, stocks and mortgage loans and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuations. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

RECOGNITION OF PREMIUM INCOME AND ACQUISITION COSTS In general, premiums are recognized as revenue over the premium paying period of the policies; commissions and other costs of acquiring the policies are charged to operations when incurred.

SEPARATE ACCOUNTS Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain variable annuity and variable life contract holders. Assets consist principally of bonds, common stocks, mutual funds, and short term obligations at market value. The investment income, gains, and losses of these accounts generally accrue to the contract holders and therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in capital and surplus.

INSURANCE RESERVES AND ANNUITY AND OTHER FUND RESERVES Reserves for life insurance, annuities, and accident and health insurance are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed based upon mortality, morbidity and interest rate assumptions applicable to these coverages, including provision for adverse deviation. Reserves are computed using interest rates ranging from 3% to 6% for individual life insurance policies, 3% to 5 1/2% for

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

accident and health policies and 3 1/2% to 9 1/2% for annuity contracts. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Claims reserves are computed based on historical experience modified for expected trends in frequency and severity. Withdrawal characteristics of annuity and other fund reserves vary by contract. At December 31, 1995 and 1994, approximately 84% and 77%, respectively, of the contracts (included in both the general account and separate accounts of the Company) were not subject to discretionary withdrawal or were subject to withdrawal at book value less surrender charge.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, management believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

FEDERAL INCOME TAXES AFC, its life insurance subsidiaries, First Allmerica and Allmerica Financial and its non-insurance domestic subsidiaries file a life-nonlife consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life taxable operating losses that can be applied to offset life company taxable income. Allmerica P&C and its subsidiaries file a separate United States Federal income tax return.

The federal income tax allocation policies and procedures are subject to written agreement between the companies. The federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

CAPITAL GAINS AND LOSSES Realized capital gains and losses, net of applicable capital gains tax or benefit, exclusive of those transferred to the interest maintenance reserve ("IMR"), are included in the statement of operations. Unrealized capital gains and losses are reflected as direct credits or charges to capital and surplus. The IMR, which is included in other liabilities, establishes a reserve for realized gains and losses, net of tax, resulting from changes in interest rates on short and long term fixed income investments. Net realized gains and losses charged to the IMR are amortized into net investment income over the remaining life of the investment sold. The Company uses the seriatim method of amortization for interest related gains and losses arising from the sale of mortgages, and uses the group method to amortize interest related gains and losses arising from all other fixed income investments.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

NOTE 2 -- INVESTMENTS

BONDS  The carrying value and fair value of investments in bonds are as follows:

                                                                              DECEMBER 31, 1995
                                                            ------------------------------------------------------
                                                                            GROSS           GROSS
                                                             CARRYING    UNREALIZED      UNREALIZED        FAIR
(IN THOUSANDS)                                                VALUE     APPRECIATION    DEPRECIATION      VALUE
                                                            ----------  -------------   -------------   ----------

Federal government bonds..................................  $   67,039     $ 3,063         $    --      $   70,102
State, local and government agency bonds..................      13,607       2,290              23          15,874
Foreign government bonds..................................      12,121         772             249          12,644
Corporate securities......................................   1,471,422      55,836           6,275       1,520,983
Mortgage-backed securities................................      95,385         951              --          96,336
                                                            ----------  -------------   -------------   ----------
Total.....................................................  $1,659,574     $62,912         $ 6,457      $1,715,939
                                                            ----------  -------------   -------------   ----------
                                                            ----------  -------------   -------------   ----------


                                                                              DECEMBER 31, 1994
                                                            ------------------------------------------------------
                                                                            GROSS           GROSS
                                                             CARRYING    UNREALIZED      UNREALIZED        FAIR
(IN THOUSANDS)                                                VALUE     APPRECIATION    DEPRECIATION      VALUE
                                                            ----------  -------------   -------------   ----------

Federal government bonds..................................  $   17,651     $     8         $   762      $   16,897
State, local and government agency bonds..................       1,110          54              --           1,164
Foreign government bonds..................................      31,863          83           3,735          28,211
Corporate securities......................................   1,462,871       8,145          56,011       1,415,005
Mortgage-backed securities................................      81,780         268           1,737          80,311
                                                            ----------  -------------   -------------   ----------
Total.....................................................  $1,595,275     $ 8,558         $62,245      $1,541,588
                                                            ----------  -------------   -------------   ----------
                                                            ----------  -------------   -------------   ----------

The carrying value and fair value by contractual maturity at December 31, 1995, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties or the Company may have the right to put or sell the obligation back to the issuer. Mortgage-backed securities are classified based on expected maturities.

                                         CARRYING    FAIR
(IN THOUSANDS)                            VALUE     VALUE
                                        --------------------

Due in one year or less................. $  250,578 $  258,436
Due after one year through five years...    736,003    763,179
Due after five years through ten
 years..................................    538,897    558,445
Due after ten years.....................    134,097    135,880
                                        --------------------
Total................................... $1,659,575 $1,715,940
                                        --------------------
                                        --------------------

MORTGAGE LOANS AND REAL ESTATE Mortgage loans and real estate investments, are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and are generally no more than 75% of the property value

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

at the time the original loan is made. At December 31, 1995 and 1994, mortgage loan and real estate investments were distributed by the following types and geographic regions:

(IN THOUSANDS)
PROPERTY TYPE                               1995      1994
----------------------------------------  --------  --------

Office buildings........................  $127,149  $140,292
Residential.............................    59,934    57,061
Retail..................................    29,578    72,787
Industrial/Warehouse....................    38,192    39,424
Other...................................    25,636    37,256
                                          --------  --------
Total...................................  $280,489  $346,820
                                          --------  --------
                                          --------  --------


GEOGRAPHIC REGION                           1995      1994
----------------------------------------  --------  --------

South Atlantic..........................  $ 86,410  $ 92,934
East North Central......................    55,991    72,704
Middle Atlantic.........................    38,666    48,688
Pacific.................................    32,803    39,892
West North Central......................    21,486    27,377
Mountain................................     9,939    12,211
New England.............................    24,886    26,613
East South Central......................     5,487     6,224
West South Central......................     4,821    20,177
                                          --------  --------
Total...................................  $280,489  $346,820
                                          --------  --------
                                          --------  --------

Reserves for mortgage loans and real estate reflected in the above amounts were $18.9 million and $21.0 million at December 31, 1995 and 1994, respectively.

NET INVESTMENT INCOME The components of net investment income for the year ended December 31 were as follows:

(IN THOUSANDS)                                   1995      1994      1993
                                               --------  --------  --------
Bonds........................................  $122,318  $123,495  $126,729
Stocks.......................................     1,653     1,799       953
Mortgage loans...............................    26,356    31,945    40,823
Real estate..................................     9,139     8,425     9,493
Policy loans.................................     9,486     8,797     8,215
Other investments............................     3,951     1,651       674
Short term investments.......................     2,252     1,378       840
                                               --------  --------  --------
                                                175,155   177,490   187,727
  Less investment expenses...................     9,703     9,138    11,026
                                               --------  --------  --------
Net investment income, before IMR
 amortization................................   165,452   168,352   176,701
  IMR amortization...........................     2,018     2,078       911
                                               --------  --------  --------
Net investment income........................  $167,470  $170,430  $177,612
                                               --------  --------  --------
                                               --------  --------  --------

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

REALIZED CAPITAL GAINS AND LOSSES Realized capital gains (losses) on investments for the years ended December 31 were as follows:

(IN THOUSANDS)                                   1995      1994      1993
                                               --------  --------  --------
Bonds........................................  $    727  $    645  $ 10,133
Stocks.......................................      (263)      (62)       16
Mortgage loans...............................    (1,083)  (17,142)      (83)
Real estate..................................    (1,892)      605    (2,044)
                                               --------  --------  --------
                                                 (2,511)  (15,954)    8,022
Less income tax..............................       400       968     3,296
                                               --------  --------  --------

Net realized capital gains (losses) before
 transfer to IMR.............................    (2,911)  (16,922)    4,726
Net realized capital gains transferred to
 IMR.........................................       616      (250)  (11,951)
                                               --------  --------  --------

Net realized capital gains (losses)..........  $ (2,295) $(17,172) $ (7,225)
                                               --------  --------  --------
                                               --------  --------  --------

Proceeds from voluntary sales of investments in bonds during 1995, 1994 and 1993 were $22.4 million, $17.9 million, and $13.2 million, respectively. Gross gains of $4.3 million, $3.0 million, and $4.5 million and gross losses of $5.2 million, $4.6 million, and $.5 million, respectively, were realized on those sales.

NOTE 3 -- FAIR VALUE DISCLOSURES OF FINANCIAL INFORMATION

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be recognized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

FINANCIAL ASSETS:

CASH AND SHORT TERM INVESTMENTS The carrying amounts reported in the statement of assets, liabilities, surplus and other funds approximate fair value.

BONDS Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

STOCKS Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

POLICY LOANS The carrying amount reported in the statement of assets, liabilities, surplus and other funds approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

FINANCIAL LIABILITIES:

ANNUITY AND OTHER FUND RESERVES (WITHOUT MORTALITY/MORBIDITY FEATURES) Fair values for the Company's liabilities under individual annuity contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments as of December 31 were as follows:

                                                   1995                    1994
                                          ----------------------  ----------------------
                                           CARRYING      FAIR      CARRYING      FAIR
(IN THOUSANDS)                              VALUE       VALUE       VALUE       VALUE
                                          ----------  ----------  ----------  ----------

Financial Assets:
  Cash..................................  $    7,791  $    7,791  $    7,248  $    7,248
  Short term investments................       3,500       3,500      45,239      45,239
  Bonds.................................   1,659,575   1,715,940   1,595,275   1,541,588
  Stocks................................      18,132      18,414      12,283      12,590
  Mortgage loans........................     239,522     250,196     295,532     291,704
  Policy loans..........................     122,696     122,696     116,600     116,600

Financial Liabilities:
  Individual annuity contracts..........     803,099     797,024     869,230     862,662
  Supplemental contracts without life
    contingencies.......................      16,796      16,796      16,673      16,673
Other contract deposit funds............         632         632       1,105       1,105

NOTE 4 -- FEDERAL INCOME TAXES

The federal income tax provisions for 1995, 1994 and 1993 were $17.4 million, $13.1 million and $8.6 million, respectively, which include taxes applicable to realized capital gains of $.4 million, $1.0 million and $3.3 million.

The effective federal income tax rates were 27%, 67% and 30% in 1995, 1994 and 1993, respectively. The differences between the federal statutory rate and the Company's effective tax rates are primarily related to decreases in taxable income for the write-offs of mortgage loans; and increases in taxable income for differences in policyholder liabilities for federal income tax purposes and financial reporting purposes and the deferral of policy acquisition costs for federal tax purposes.

The consolidated federal income tax returns are routinely audited by the Internal Revenue Service (IRS) and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has completed its examination of all of the consolidated federal income tax returns through 1988. In management's opinion, adequate tax liabilities have been established for all years. However, the amount of these liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

NOTE 5 -- REINSURANCE

The Company participates in reinsurance to reduce overall risks, including exposure to large losses and to permit recovery of a portion of direct losses. Reinsurance contracts do not relieve the Company from its obligation to its policyholders. Reinsurance financial data for the years ended December 31, is as follows:

(IN THOUSANDS)                                  1995     1994     1993
                                               -------  -------  -------

Reinsurance premiums assumed.................  $ 3,442  $ 3,788  $ 4,190
Reinsurance premiums ceded...................   42,914   17,430   14,798
Deduction from insurance liability including
 reinsurance recoverable on unpaid claims....   82,227   46,734   42,805

Individual life premiums ceded to First Allmerica aggregated $6.8 million, $7.8 million and $9.0 million in 1995, 1994 and 1993, respectively. The Company has also entered into various reinsurance agreements with First Allmerica under which certain insurance risks related to individual accident and health business, premium income and related expenses are assumed by the Company from First Allmerica. Premiums assumed pursuant to these agreements aggregated $3.4 million, $3.8 million and $4.2 million in 1995, 1994 and 1993, respectively .

During the year Allmerica Financial entered into a coinsurance agreement to reinsure substantially all of its yearly renewable term life insurance. Premiums ceded and reinsurance credits taken under this agreement amounted to $25.4 million and $20.7 million, respectively. At December 31, 1995, the deduction from insurance liability, including reinsurance recoverable on unpaid claims under this agreement was $12.7 million.

NOTE 6 -- ACCIDENT AND HEALTH POLICY AND CLAIM LIABILITIES

The Company regularly updates its estimates of policy and claims liabilities as new information becomes available and further events occur which may impact the resolution of unsettled claims for its accident and health line of business. Changes in prior estimates are generally reflected in results of operations in the year such changes are determined to be needed and recorded.

The policy and claims liabilities related to the Company's accident and health business were $169.7 million and $123.5 million at December 31, 1995 and 1994, respectively. Accident and health policy and claims liabilities have been re-estimated for all prior years and were increased by $42.5 million, $10.9 million and $13.2 million, in 1995, 1994 and 1993, respectively, including $21.9 million and $2.8 million recorded as an adjustment to surplus in 1995 and 1993, respectively. The unfavorable development is primarily due to reserve strengthening and adverse experience in the Company's individual accident and health line of business.

NOTE 7 -- DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company. Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

Commissioner of Insurance. At January 1, 1996, the Company could pay dividends of $4.3 million to First Allmerica, without prior approval.

NOTE 8 -- OTHER RELATED PARTY TRANSACTIONS

First Allmerica provides management, operating personnel and facilities on a cost reimbursement basis to the Company. Expenses for services received from First Allmerica were $85.8 million, $102.5 million and $98.9 million in 1995, 1994 and 1993, respectively. The net amounts payable to First Allmerica and affiliates for accrued expenses and various other liabilities and receivables were $12.6 million and $8.3 million at December 31, 1995 and 1994, respectively.

NOTE 9 -- FUNDS ON DEPOSIT

In March 1994, the Company voluntarily withdrew from being licensed in New York. In connection with the withdrawal First Allmerica, which is licensed in New York, became qualified to sell the products previously sold by Allmerica Financial in New York. The Company agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of the Company for New York policyholders, claimants and creditors. As of December 31, 1995, the carrying value and fair value of the assets or deposit was $295.0 million and $303.6 million, respectively, which is in excess of the required amount.

Additional securities with a carrying value of $4.2 million and $3.9 million were on deposit with various other state and governmental authorities as of December 31, 1995 and 1994, respectively.

NOTE 10 -- LITIGATION

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements.

               APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE

The guideline minimum sum insured is a percentage of the Contract Value as set forth below, according to federal tax regulations:

                         GUIDELINE MINIMUM SUM INSURED

 AGE OF INSURED                  PERCENTAGE OF
ON DATE OF DEATH                CONTRACT VALUE
------------------------------  ---------------
40 and under..................          250%
45............................          215%
50............................          185%
55............................          150%
60............................          130%
65............................          120%
70............................          115%
75............................          105%
80............................          105%
85............................          105%
90............................          105%
95 and above..................          100%

For the ages not listed, the progression between the listed ages is linear.

                   APPENDIX B -- OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other insurance benefits available by rider. For more information, contact your representative.

OPTION TO ACCELERATE BENEFITS ENDORSEMENT

This endorsement allows part of the Contract proceeds to be available before death if the Insured becomes terminally ill or is permanently confined to a nursing home.

                         APPENDIX C -- PAYMENT OPTIONS

PAYMENT OPTIONS -- On written request, the surrender value or all or part of any payable Net Death Benefit may be paid under one or more payment options then offered by Allmerica Financial. If you do not make an election, we will pay the benefits in a single sum. If a payment option is selected, the beneficiary may pay to us any amount that would otherwise be deducted from the Death Benefit. A certificate will be provided to the payee describing the payment option selected.

The amounts payable under a payment option are paid from the General Account. These amounts are not based on the investment experience of the Variable Account. The amounts payable under these options, for each $1,000 applied, will be:

(a) the rate per $1,000 of benefit based on our non-guaranteed current benefit option rates for this class of Contracts, or

(b) the rate in your Contract for the applicable benefit option, whichever is greater.

If you choose a benefit option, the beneficiary may, when filing a proof of claim, pay us any amount that otherwise would be deducted from the proceeds.

- OPTION A: BENEFITS FOR A SPECIFIED NUMBER OF YEARS -- We will make equal payments for any selected number of years up to 30 years. These payments may be made annually, semi-annually, quarterly or monthly, whichever you choose.

- OPTION B: LIFETIME MONTHLY BENEFIT -- Benefits are based on the age of the person who receives the money (called the payee) on the date the first payment will be made. You may choose one of the three following options to specify when benefits will cease:

    -when the payee dies with no further benefits due (Life Annuity);

    -when the payee dies but not before the total benefit payments made by us equals the amount applied under this option (Life Annuity with Installment Refund); or

    -when the payee dies but not before 10 years have elapsed from the date of the first payment (Life Annuity with Payments Guaranteed for 10 years).

- OPTION C: INTEREST BENEFITS -- We will pay interest at a rate we determine each year. It will not be less than 3% per year. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. These benefits will stop when the amount left has been withdrawn. If the payee dies, any unpaid balance plus accrued interest will be paid in a lump sum.

- OPTION D: BENEFITS FOR A SPECIFIED AMOUNT -- Interest will be credited to the unpaid balance and we will make payments until the unpaid balance is gone. We will credit interest at a rate we determine each year, but not less than 3%. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. The benefit level chosen must provide for an annual benefit of at least 8% of the amount applied.

- OPTION E: LIFETIME MONTHLY BENEFITS FOR TWO PAYEES -- We will pay a benefit jointly to two payees during their joint lifetime.

After one payee dies, the benefits to the survivor will be:

    -the same as the original amount, or

    -in an amount equal to 2/3 of the original amount.

Benefits are based on the payees' ages on the date the first payment is due. Benefits will end when the second payee dies.

SELECTION OF PAYMENT OPTIONS -- The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the

Contract Owner and beneficiary provisions, any option selection may be changed before the Net Death Benefit become payable. If you make no selection, the beneficiary may select an option when the Net Death Benefit becomes payable.

If the amount of the monthly benefit under Option B for the age of the payee is the same for different periods certain, the payee will be entitled to the longest period certain for the payee's age.

You may give the beneficiary the right to change from Option C or D to any other option at any time. If Option C or D is chosen by the payee when this contract becomes a claim, the payee may reserve the right to change to any other option. The payee who elects to change options must be the payee under the option selected.

ADDITIONAL DEPOSITS -- An additional deposit may be added to any proceeds when they are applied under Option B and E. We reserve the right to limit the amount of any additional deposit. We may levy a charge of no more than 3% on any additional deposits.

RIGHTS AND LIMITATIONS -- A payee has no right to assign any amount payable under any option, nor to demand a lump sum benefit in place of any amount payable under Options B or E. A payee will have the right to receive a lump sum in place of installments under Option A. The payee must provide us with a Written Request to reserve this right. If the right to receive a lump sum is exercised, we will determine the lump sum benefit at the same interest rates used to calculate the installments. The amount left under Option C and any unpaid balance under Option D, may be withdrawn only as noted in the Written Request selecting the option.

A corporate or fiduciary payee may select only Option A, C or D, subject to our approval.

PAYMENT DATES -- The first payment under any option, except Option C, will be due on the date this contract matures, by death or otherwise, unless another date is designated. Benefits under Option C begin at the end of the first benefit period.

The last payment under any option will be made as stated in the option's description. However, if a payee under Options B or E dies before the due date of the second monthly payment, the amount applied, minus the first monthly payment, will be paid in a lump sum or under any option other than Option E. This payment will be made to the surviving payee under Option E or the succeeding payee under Option B.

BENEFIT RATES -- The Benefit Option Tables in your Contract show benefit amounts for Option A, B and E. If you choose one of these options, either within five years of the date of surrender or the date the proceeds are otherwise payable, we will apply either the benefit rates listed in the Tables, or the rates we use on the date the proceeds are paid, whichever is more favorable. Benefits that begin more than five years after that date, or as a result of additional deposits, will be based on the rates we use on the date the first benefit is due.

         APPENDIX D -- ILLUSTRATIONS OF DEATH BENEFIT, CONTRACT VALUES
                            AND ACCUMULATED PAYMENTS



The following tables illustrate the way in which a Contract's Death Benefit and Contract Value could vary over an extended period.



ASSUMPTIONS



The tables illustrate a Contract issued to a male, age 55, qualifying for the non-tobacco user discount, and a second-to-die Contract issued to a male, age 65, qualifying for the non-tobacco user discount and a female, age 65, qualifying for the non-tobacco user discount. The tables illustrate the guaranteed insurance protection rates and the current insurance protection rates as presently in effect. ON REQUEST, WE WILL PROVIDE A COMPARABLE ILLUSTRATION BASED ON THE PROPOSED INSURED'S AGE, SEX, AND UNDERWRITING CLASS, AND A SPECIFIED PAYMENT.



Contract Values are based on the assumptions that no Contract loans have been made, that no partial withdrawals have been made, and that no more than 12 transfers have been made in any Contract year (so that no transaction or transfer charges have been incurred).



The tables assume that the initial payment is allocated to and remains in the Variable Account for the entire period shown. They are based on hypothetical gross investment rates of return for the fund (i.e., investment income and capital gains and losses, realized or unrealized) equal to constant Gross Annual Rates of 0%, 6%, and 12%. The second column of the tables show the amount that would accumulate if the initial Payment was invested to earn interest, at 5% compounded annually.



The Contract Values and Death Benefit would be different from those shown even if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below the averages for individual Contract years. The values would also be different depending on the allocation of the Contract's total Contract Value among the Sub-Accounts, if the rates of return averaged 0%, 6% or 12%, but the rates of each fund varied above and below the averages.



DEDUCTIONS FOR CHARGES



The amounts shown for the Death Benefit and Contract Values take into account the daily deduction of the mortality and expense risk charge and the deduction from Contract Value for the Monthly Deductions. The amounts shown in the tables also take into account fund advisory fees and operating expenses, based on the assumptions described below. The tables reflect an average of the Management Fee and Other Fund Expenses for all of the underlying Funds.



MONEY MARKET FUND OF ALLMERICA INVESTMENT TRUST. The advisory fee for the Money Market Fund of Allmerica Investment Trust does not vary by performance, and in 1996 was 0.28%. Total Fund Expenses for the Money Market Fund in 1996 were 0.34%. Under the Management Agreement with Allmerica Investment Trust, Allmerica Investment Management Company, Inc. has declared a voluntary expense limitation of 0.60% for the Money Market Fund, but the expenses of the Money Market Fund did not exceed the cap in 1996.



PORTFOLIOS OF THE PALLADIAN-SM- TRUST. Each of the Portfolios of The Palladian-SM- Trust pays a monthly Management Fee, which varies based on a comparison of the Portfolio's performance (after the deduction of all Portfolio expenses, including the Management Fee) to the performance of a specific Benchmark Index. The total Management Fee may vary between 0.00% to 4.00%. For the purposes of the following illustrations, the Management Fee for each of the Portfolios is assumed to be 2.00%. A fee of 4.00% would be paid only if a Portfolio's performance (net of all fees and expenses, including the advisory fee of 4.00%) was at least 7.5 percentage points better than the Benchmark Index. No fee will apply if the Portfolio's performance (net of all Portfolio expenses, including the Management Fee) is more than 3.0 percentage points lower then the Benchmark Index. For more information, see "Summary of Expenses" and

"Management and Portfolio Management Investment Advisory Fees" in the attached prospectus for The Palladian-SM- Trust.



Palladian Advisors, Inc. has agreed to limit operating expenses and reimburse those expenses to the extent that the Portfolio's "other expenses" (i.e., expenses other than management fees) from September 11, 1996 through at least December 31, 1997 exceed the following expense limitations: Value Portfolio, 0.70%; Growth Portfolio, 0.70%; International Growth Portfolio, 1.20%; Global Strategic Income Portfolio, 1.20%; and Global Interactive/Telecomm Portfolio, 1.20%. For more information, see the prospectus of The Palladian-SM- Trust.



NET ANNUAL RATES OF INVESTMENT



In the Illustrations, the average Management Fee and average of Other Fund Expenses for all of the underlying funds (including the Money Market Fund), is 1.71% and 0.84%, respectively. Applying the mortality and expense risk charge of 0.90%, the average Management Fee of 1.71%, and the average of Other Fund Expenses of 0.84%, the Gross Annual Return of 0%, 6% and 12% would produce net annual rates of -3.45%, 2.55% and 8.55%, respectively.



The hypothetical returns shown in the table do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, in order to produce the illustrated Death Benefits and Contract Value, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by an amount sufficient to cover the tax charges.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                          Male Non-Tobacco User Age 55
                             Face Amount = $67,803
                      BASED ON CURRENT MONTHLY DEDUCTIONS


               PAYMENTS           HYPOTHETICAL 0%                  HYPOTHETICAL 6%
               MADE PLUS      GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
               INTEREST    ------------------------------   ------------------------------
  CONTRACT       AT 5%     SURRENDER   CONTRACT    DEATH    SURRENDER   CONTRACT    DEATH
    YEAR       PER YEAR      VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
-------------  ---------   ---------   --------   -------   ---------   --------   -------
          1      26,250      21,288     23,725    67,803      22,763     25,200    67,803
          2      27,563      20,139     22,514    67,803      23,027     25,402    67,803
          3      28,941      19,425     21,363    67,803      23,669     25,606    67,803
          4      30,388      18,394     20,269    67,803      23,937     25,812    67,803
          5      31,907      17,792     19,230    67,803      24,582     26,020    67,803

          6      33,502      16,867     18,242    67,803      24,855     26,230    67,803
          7      35,178      16,367     17,304    67,803      25,504     26,441    67,803
          8      36,936      15,538     16,413    67,803      25,780     26,655    67,803
          9      38,783      15,128     15,566    67,803      26,433     26,870    67,803
         10      40,722      14,761     14,761    67,803      27,088     27,088    67,803

         11      42,758      14,094     14,094    67,803      27,499     27,499    67,803
         12      44,896      13,457     13,457    67,803      27,918     27,918    67,803
         13      47,141      12,847     12,847    67,803      28,343     28,343    67,803
         14      49,498      12,263     12,263    67,803      28,775     28,775    67,803
         15      51,973      11,705     11,705    67,803      29,214     29,214    67,803

         16      54,572      11,170     11,170    67,803      29,660     29,660    67,803
         17      57,300      10,659     10,659    67,803      30,113     30,113    67,803
         18      60,165      10,170     10,170    67,803      30,574     30,574    67,803
         19      63,174       9,702      9,702    67,803      31,043     31,043    67,803
         20      66,332       9,254      9,254    67,803      31,519     31,519    67,803

         21      69,649       8,825      8,825    67,803      32,003     32,003    67,803
         22      73,132       8,415      8,415    67,803      32,494     32,494    67,803
         23      76,788       8,023      8,023    67,803      32,994     32,994    67,803
         24      80,627       7,647      7,647    67,803      33,502     33,502    67,803
         25      84,659       7,288      7,288    67,803      34,018     34,018    67,803

         26      88,892       6,944      6,944    67,803      34,543     34,543    67,803
         27      93,336       6,615      6,615    67,803      35,076     35,076    67,803
         28      98,003       6,300      6,300    67,803      35,618     35,618    67,803
         29     102,903       5,999      5,999    67,803      36,168     36,168    67,803
         30     108,049       5,711      5,711    67,803      36,728     36,728    67,803

         31     113,451       5,435      5,435    67,803      37,297     37,297    67,803
         32     119,124       5,171      5,171    67,803      37,875     37,875    67,803
         33     125,080       4,919      4,919    67,803      38,462     38,462    67,803
         34     131,334       4,677      4,677    67,803      39,059     39,059    67,803
         35     137,900       4,446      4,446    67,803      39,666     39,666    67,803

                       HYPOTHETICAL 12%
                   GROSS INVESTMENT RETURN
               --------------------------------
  CONTRACT     SURRENDER   CONTRACT     DEATH
    YEAR         VALUE       VALUE     BENEFIT
-------------  ---------   ---------   --------
          1      24,238      26,675      67,803
          2      26,090      28,465      67,803
          3      28,440      30,377      67,803
          4      30,545      32,420      67,803
          5      33,165      34,602      67,803
          6      35,558      36,933      67,803
          7      38,486      39,423      67,803
          8      41,208      42,083      67,803
          9      44,487      44,925      67,803
         10      47,960      47,960      67,803
         11      51,576      51,576      67,803
         12      55,484      55,484      67,803
         13      59,690      59,690      70,434
         14      64,213      64,213      75,129
         15      69,078      69,078      80,131
         16      74,312      74,312      85,459
         17      79,943      79,943      90,336
         18      86,001      86,001      95,461
         19      92,551      92,551     100,881
         20      99,661      99,661     106,638
         21     107,406     107,406     112,777
         22     115,714     115,714     121,499
         23     124,618     124,618     130,849
         24     134,156     134,156     140,864
         25     144,364     144,364     151,582
         26     155,303     155,303     163,068
         27     167,070     167,070     175,424
         28     179,730     179,730     188,716
         29     193,348     193,348     203,016
         30     207,999     207,999     218,399
         31     223,759     223,759     234,947
         32     240,714     240,714     252,750
         33     258,954     258,954     271,901
         34     278,575     278,575     292,504
         35     299,684     299,684     314,668



THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                          Male Non-Tobacco User Age 55
                             Face Amount = $67,803
                     BASED ON GUARANTEED MONTHLY DEDUCTIONS


               PAYMENTS           HYPOTHETICAL 0%                  HYPOTHETICAL 6%
               MADE PLUS      GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
               INTEREST    ------------------------------   ------------------------------
  CONTRACT       AT 5%     SURRENDER   CONTRACT    DEATH    SURRENDER   CONTRACT    DEATH
    YEAR       PER YEAR      VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
-------------  ---------   ---------   --------   -------   ---------   --------   -------
          1      26,250      21,060     23,497    67,803      22,537     24,974    67,803
          2      27,563      19,638     22,013    67,803      22,536     24,911    67,803
          3      28,941      18,603     20,540    67,803      22,867     24,805    67,803
          4      30,388      17,199     19,074    67,803      22,779     24,654    67,803
          5      31,907      16,162     17,600    67,803      23,009     24,447    67,803

          6      33,502      14,740     16,115    67,803      22,806     24,181    67,803
          7      35,178      13,667     14,605    67,803      22,907     23,844    67,803
          8      36,936      12,183     13,058    67,803      22,552     23,427    67,803
          9      38,783      11,021     11,458    67,803      22,478     22,916    67,803
         10      40,722       9,781      9,781    67,803      22,288     22,288    67,803

         11      42,758       8,084      8,084    67,803      21,695     21,695    67,803
         12      44,896       6,271      6,271    67,803      20,962     20,962    67,803
         13      47,141       4,321      4,321    67,803      20,066     20,066    67,803
         14      49,498       2,209      2,209    67,803      18,983     18,983    67,803
         15      51,973           0          0         0      17,685     17,685    67,803

         16      54,572           0          0         0      16,126     16,126    67,803
         17      57,300           0          0         0      14,247     14,247    67,803
         18      60,165           0          0         0      11,983     11,983    67,803
         19      63,174           0          0         0       9,236      9,236    67,803
         20      66,332           0          0         0       5,910      5,910    67,803

         21      69,649           0          0         0       1,883      1,883    67,803
         22      73,132           0          0         0           0          0         0
         23      76,788           0          0         0           0          0         0
         24      80,627           0          0         0           0          0         0
         25      84,659           0          0         0           0          0         0

         26      88,892           0          0         0           0          0         0
         27      93,336           0          0         0           0          0         0
         28      98,003           0          0         0           0          0         0
         29     102,903           0          0         0           0          0         0
         30     108,049           0          0         0           0          0         0

         31     113,451           0          0         0           0          0         0
         32     119,124           0          0         0           0          0         0
         33     125,080           0          0         0           0          0         0
         34     131,334           0          0         0           0          0         0
         35     137,900           0          0         0           0          0         0

                       HYPOTHETICAL 12%
                   GROSS INVESTMENT RETURN
               --------------------------------
  CONTRACT     SURRENDER   CONTRACT     DEATH
    YEAR         VALUE       VALUE     BENEFIT
-------------  ---------   ---------   --------
          1      24,014      26,451      67,803
          2      25,611      27,986      67,803
          3      27,673      29,610      67,803
          4      29,458      31,333      67,803
          5      31,721      33,159      67,803
          6      33,725      35,100      67,803
          7      36,227      37,164      67,803
          8      38,490      39,365      67,803
          9      41,277      41,715      67,803
         10      44,227      44,227      67,803
         11      47,264      47,264      67,803
         12      50,577      50,577      67,803
         13      54,234      54,234      67,803
         14      58,262      58,262      68,166
         15      62,653      62,653      72,678
         16      67,363      67,363      77,467
         17      72,440      72,440      81,857
         18      77,925      77,925      86,497
         19      83,860      83,860      91,408
         20      90,303      90,303      96,624
         21      97,320      97,320     102,186
         22     104,848     104,848     110,090
         23     112,916     112,916     118,561
         24     121,558     121,558     127,636
         25     130,807     130,807     137,348
         26     140,695     140,695     147,730
         27     151,251     151,251     158,813
         28     162,500     162,500     170,625
         29     174,468     174,468     183,191
         30     187,179     187,179     196,538
         31     200,657     200,657     210,690
         32     214,927     214,927     225,673
         33     230,013     230,013     241,513
         34     245,939     245,939     258,235
         35     262,721     262,721     275,857



THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                         Unisex Non-Tobacco User Age 55
                             Face Amount = $69,861
                      BASED ON CURRENT MONTHLY DEDUCTIONS


               PAYMENTS           HYPOTHETICAL 0%                  HYPOTHETICAL 6%
               MADE PLUS      GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
               INTEREST    ------------------------------   ------------------------------
  CONTRACT       AT 5%     SURRENDER   CONTRACT    DEATH    SURRENDER   CONTRACT    DEATH
    YEAR       PER YEAR      VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
-------------  ---------   ---------   --------   -------   ---------   --------   -------
          1      26,250      21,288     23,725    69,861      22,763     25,200    69,861
          2      27,563      20,139     22,514    69,861      23,027     25,402    69,861
          3      28,941      19,425     21,363    69,861      23,669     25,606    69,861
          4      30,388      18,394     20,269    69,861      23,937     25,812    69,861
          5      31,907      17,792     19,230    69,861      24,582     26,020    69,861

          6      33,502      16,867     18,242    69,861      24,855     26,230    69,861
          7      35,178      16,367     17,304    69,861      25,504     26,441    69,861
          8      36,936      15,538     16,413    69,861      25,780     26,655    69,861
          9      38,783      15,128     15,566    69,861      26,433     26,870    69,861
         10      40,722      14,761     14,761    69,861      27,088     27,088    69,861

         11      42,758      14,094     14,094    69,861      27,499     27,499    69,861
         12      44,896      13,457     13,457    69,861      27,918     27,918    69,861
         13      47,141      12,847     12,847    69,861      28,343     28,343    69,861
         14      49,498      12,263     12,263    69,861      28,775     28,775    69,861
         15      51,973      11,705     11,705    69,861      29,214     29,214    69,861

         16      54,572      11,170     11,170    69,861      29,660     29,660    69,861
         17      57,300      10,659     10,659    69,861      30,113     30,113    69,861
         18      60,165      10,170     10,170    69,861      30,574     30,574    69,861
         19      63,174       9,702      9,702    69,861      31,043     31,043    69,861
         20      66,332       9,254      9,254    69,861      31,519     31,519    69,861

         21      69,649       8,825      8,825    69,861      32,003     32,003    69,861
         22      73,132       8,415      8,415    69,861      32,494     32,494    69,861
         23      76,788       8,023      8,023    69,861      32,994     32,994    69,861
         24      80,627       7,647      7,647    69,861      33,502     33,502    69,861
         25      84,659       7,288      7,288    69,861      34,018     34,018    69,861

         26      88,892       6,944      6,944    69,861      34,543     34,543    69,861
         27      93,336       6,615      6,615    69,861      35,076     35,076    69,861
         28      98,003       6,300      6,300    69,861      35,618     35,618    69,861
         29     102,903       5,999      5,999    69,861      36,168     36,168    69,861
         30     108,049       5,711      5,711    69,861      36,728     36,728    69,861

         31     113,451       5,435      5,435    69,861      37,297     37,297    69,861
         32     119,124       5,171      5,171    69,861      37,875     37,875    69,861
         33     125,080       4,919      4,919    69,861      38,462     38,462    69,861
         34     131,334       4,677      4,677    69,861      39,059     39,059    69,861
         35     137,900       4,446      4,446    69,861      39,666     39,666    69,861

                       HYPOTHETICAL 12%
                   GROSS INVESTMENT RETURN
               --------------------------------
  CONTRACT     SURRENDER   CONTRACT     DEATH
    YEAR         VALUE       VALUE     BENEFIT
-------------  ---------   ---------   --------
          1      24,238      26,675      69,861
          2      26,090      28,465      69,861
          3      28,440      30,377      69,861
          4      30,545      32,420      69,861
          5      33,165      34,602      69,861
          6      35,558      36,933      69,861
          7      38,486      39,423      69,861
          8      41,208      42,083      69,861
          9      44,487      44,925      69,861
         10      47,960      47,960      69,861
         11      51,576      51,576      69,861
         12      55,484      55,484      69,861
         13      59,693      59,693      70,437
         14      64,233      64,233      75,152
         15      69,106      69,106      80,163
         16      74,342      74,342      85,493
         17      79,981      79,981      90,378
         18      86,074      86,074      95,542
         19      92,668      92,668     101,008
         20      99,822      99,822     106,810
         21     107,609     107,609     112,990
         22     115,967     115,967     121,766
         23     124,932     124,932     131,179
         24     134,542     134,542     141,270
         25     144,836     144,836     152,077
         26     155,849     155,849     163,641
         27     167,658     167,658     176,041
         28     180,362     180,362     189,380
         29     194,028     194,028     203,730
         30     208,730     208,730     219,167
         31     224,546     224,546     235,773
         32     241,561     241,561     253,639
         33     259,864     259,864     272,857
         34     279,555     279,555     293,532
         35     300,737     300,737     315,774



THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                         Unisex Non-Tobacco User Age 55
                             Face Amount = $69,861
                     BASED ON GUARANTEED MONTHLY DEDUCTIONS


               PAYMENTS           HYPOTHETICAL 0%                  HYPOTHETICAL 6%
               MADE PLUS      GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
               INTEREST    ------------------------------   ------------------------------
  CONTRACT       AT 5%     SURRENDER   CONTRACT    DEATH    SURRENDER   CONTRACT    DEATH
    YEAR       PER YEAR      VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
-------------  ---------   ---------   --------   -------   ---------   --------   -------
          1      26,250      21,059     23,497    69,861      22,536     24,973    69,861
          2      27,563      19,637     22,012    69,861      22,533     24,908    69,861
          3      28,941      18,609     20,547    69,861      22,871     24,808    69,861
          4      30,388      17,212     19,087    69,861      22,787     24,662    69,861
          5      31,907      16,194     17,631    69,861      23,031     24,469    69,861

          6      33,502      14,794     16,169    69,861      22,845     24,220    69,861
          7      35,178      13,747     14,684    69,861      22,966     23,904    69,861
          8      36,936      12,293     13,168    69,861      22,636     23,511    69,861
          9      38,783      11,166     11,603    69,861      22,589     23,026    69,861
         10      40,722       9,972      9,972    69,861      22,435     22,435    69,861

         11      42,758       8,327      8,327    69,861      21,883     21,883    69,861
         12      44,896       6,579      6,579    69,861      21,201     21,201    69,861
         13      47,141       4,706      4,706    69,861      20,368     20,368    69,861
         14      49,498       2,694      2,694    69,861      19,366     19,366    69,861
         15      51,973         510        510    69,861      18,164     18,164    69,861

         16      54,572           0          0         0      16,710     16,710    69,861
         17      57,300           0          0         0      14,968     14,968    69,861
         18      60,165           0          0         0      12,884     12,884    69,861
         19      63,174           0          0         0      10,371     10,371    69,861
         20      66,332           0          0         0       7,332      7,332    69,861

         21      69,649           0          0         0       3,664      3,664    69,861
         22      73,132           0          0         0           0          0         0
         23      76,788           0          0         0           0          0         0
         24      80,627           0          0         0           0          0         0
         25      84,659           0          0         0           0          0         0

         26      88,892           0          0         0           0          0         0
         27      93,336           0          0         0           0          0         0
         28      98,003           0          0         0           0          0         0
         29     102,903           0          0         0           0          0         0
         30     108,049           0          0         0           0          0         0

         31     113,451           0          0         0           0          0         0
         32     119,124           0          0         0           0          0         0
         33     125,080           0          0         0           0          0         0
         34     131,334           0          0         0           0          0         0
         35     137,900           0          0         0           0          0         0

                       HYPOTHETICAL 12%
                   GROSS INVESTMENT RETURN
               --------------------------------
  CONTRACT     SURRENDER   CONTRACT     DEATH
    YEAR         VALUE       VALUE     BENEFIT
-------------  ---------   ---------   --------
          1      24,013      26,450      69,861
          2      25,607      27,982      69,861
          3      27,672      29,610      69,861
          4      29,459      31,334      69,861
          5      31,729      33,167      69,861
          6      33,741      35,116      69,861
          7      36,251      37,189      69,861
          8      38,521      39,396      69,861
          9      41,313      41,750      69,861
         10      44,266      44,266      69,861
         11      47,302      47,302      69,861
         12      50,610      50,610      69,861
         13      54,251      54,251      69,861
         14      58,252      58,252      69,861
         15      62,650      62,650      72,674
         16      67,389      67,389      77,497
         17      72,500      72,500      81,925
         18      78,023      78,023      86,606
         19      84,000      84,000      91,560
         20      90,486      90,486      96,820
         21      97,544      97,544     102,422
         22     105,121     105,121     110,377
         23     113,247     113,247     118,909
         24     121,958     121,958     128,056
         25     131,289     131,289     137,853
         26     141,272     141,272     148,336
         27     151,938     151,938     159,535
         28     163,318     163,318     171,484
         29     175,437     175,437     184,209
         30     188,324     188,324     197,740
         31     202,004     202,004     212,104
         32     216,504     216,504     227,330
         33     231,850     231,850     243,442
         34     248,063     248,063     260,467
         35     265,163     265,163     278,421



THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                          Male Non-Tobacco User Age 65
                         Female Non-Tobacco User Age 65
                             Face Amount = $66,006
                      BASED ON CURRENT MONTHLY DEDUCTIONS


               PAYMENTS           HYPOTHETICAL 0%                  HYPOTHETICAL 6%
               MADE PLUS      GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
               INTEREST    ------------------------------   ------------------------------
  CONTRACT       AT 5%     SURRENDER   CONTRACT    DEATH    SURRENDER   CONTRACT    DEATH
    YEAR       PER YEAR      VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
-------------  ---------   ---------   --------   -------   ---------   --------   -------
          1      26,250      21,394     23,831    66,006      22,876     25,314    66,006
          2      27,563      20,309     22,684    66,006      23,226     25,601    66,006
          3      28,941      19,651     21,589    66,006      23,947     25,885    66,006
          4      30,388      18,671     20,546    66,006      24,297     26,172    66,006
          5      31,907      18,114     19,551    66,006      25,025     26,462    66,006

          6      33,502      17,229     18,604    66,006      25,381     26,756    66,006
          7      35,178      16,763     17,700    66,006      26,116     27,054    66,006
          8      36,936      15,965     16,840    66,006      26,480     27,355    66,006
          9      38,783      15,582     16,019    66,006      27,222     27,660    66,006
         10      40,722      15,238     15,238    66,006      27,968     27,968    66,006

         11      42,758      14,595     14,595    66,006      28,479     28,479    66,006
         12      44,896      13,977     13,977    66,006      29,001     29,001    66,006
         13      47,141      13,385     13,385    66,006      29,532     29,532    66,006
         14      49,498      12,817     12,817    66,006      30,073     30,073    66,006
         15      51,973      12,271     12,271    66,006      30,626     30,626    66,006

         16      54,572      11,748     11,748    66,006      31,188     31,188    66,006
         17      57,300      11,245     11,245    66,006      31,762     31,762    66,006
         18      60,165      10,763     10,763    66,006      32,347     32,347    66,006
         19      63,174      10,300     10,300    66,006      32,943     32,943    66,006
         20      66,332       9,856      9,856    66,006      33,550     33,550    66,006

         21      69,649       9,429      9,429    66,006      34,170     34,170    66,006
         22      73,132       9,020      9,020    66,006      34,801     34,801    66,006
         23      76,788       8,628      8,628    66,006      35,445     35,445    66,006
         24      80,627       8,251      8,251    66,006      36,101     36,101    66,006
         25      84,659       7,889      7,889    66,006      36,769     36,769    66,006

         26      88,892       7,542      7,542    66,006      37,451     37,451    66,006
         27      93,336       7,209      7,209    66,006      38,146     38,146    66,006
         28      98,003       6,889      6,889    66,006      38,854     38,854    66,006
         29     102,903       6,583      6,583    66,006      39,577     39,577    66,006
         30     108,049       6,288      6,288    66,006      40,313     40,313    66,006

         31     113,451       6,005      6,005    66,006      41,063     41,063    66,006
         32     119,124       5,734      5,734    66,006      41,828     41,828    66,006
         33     125,080       5,474      5,474    66,006      42,607     42,607    66,006
         34     131,334       5,224      5,224    66,006      43,402     43,402    66,006
         35     137,900       4,984      4,984    66,006      44,212     44,212    66,006

                       HYPOTHETICAL 12%
                   GROSS INVESTMENT RETURN
               --------------------------------
  CONTRACT     SURRENDER   CONTRACT     DEATH
    YEAR         VALUE       VALUE     BENEFIT
-------------  ---------   ---------   --------
          1      24,359      26,796      66,006
          2      26,320      28,695      66,006
          3      28,778      30,715      66,006
          4      31,004      32,879      66,006
          5      33,761      35,198      66,006
          6      36,308      37,683      66,006
          7      39,407      40,345      66,006
          8      42,322      43,197      66,006
          9      45,816      46,254      66,006
         10      49,528      49,528      66,006
         11      53,436      53,436      66,006
         12      57,658      57,658      66,006
         13      62,213      62,213      66,006
         14      67,132      67,132      70,489
         15      72,436      72,436      76,058
         16      78,159      78,159      82,066
         17      84,334      84,334      88,550
         18      90,996      90,996      95,546
         19      98,186      98,186     103,095
         20     105,943     105,943     111,240
         21     114,313     114,313     120,028
         22     123,344     123,344     129,511
         23     133,089     133,089     139,744
         24     143,604     143,604     150,784
         25     154,949     154,949     162,697
         26     167,191     167,191     175,551
         27     180,400     180,400     187,616
         28     194,653     194,653     200,493
         29     210,032     210,032     214,232
         30     226,625     226,625     228,892
         31     245,020     245,020     245,020
         32     264,907     264,907     264,907
         33     286,408     286,408     286,408
         34     309,655     309,655     309,655
         35     334,788     334,788     334,788



THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                          Male Non-Tobacco User Age 65
                         Female Non-Tobacco User Age 65
                             Face Amount = $66,006
                     BASED ON GUARANTEED MONTHLY DEDUCTIONS


               PAYMENTS           HYPOTHETICAL 0%                  HYPOTHETICAL 6%
               MADE PLUS      GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
               INTEREST    ------------------------------   ------------------------------
  CONTRACT       AT 5%     SURRENDER   CONTRACT    DEATH    SURRENDER   CONTRACT    DEATH
    YEAR       PER YEAR      VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
-------------  ---------   ---------   --------   -------   ---------   --------   -------
          1      26,250      21,394     23,831    66,006      22,876     25,314    66,006
          2      27,563      20,309     22,684    66,006      23,226     25,601    66,006
          3      28,941      19,610     21,548    66,006      23,919     25,856    66,006
          4      30,388      18,537     20,412    66,006      24,196     26,071    66,006
          5      31,907      17,827     19,264    66,006      24,798     26,236    66,006

          6      33,502      16,714     18,089    66,006      24,964     26,339    66,006
          7      35,178      15,929     16,866    66,006      25,427     26,365    66,006
          8      36,936      14,695     15,570    66,006      25,418     26,293    66,006
          9      38,783      13,730     14,167    66,006      25,660     26,097    66,006
         10      40,722      12,620     12,620    66,006      25,747     25,747    66,006

         11      42,758      10,968     10,968    66,006      25,389     25,389    66,006
         12      44,896       9,066      9,066    66,006      24,805     24,805    66,006
         13      47,141       6,858      6,858    66,006      23,949     23,949    66,006
         14      49,498       4,277      4,277    66,006      22,762     22,762    66,006
         15      51,973       1,233      1,233    66,006      21,167     21,167    66,006

         16      54,572           0          0         0      19,060     19,060    66,006
         17      57,300           0          0         0      16,294     16,294    66,006
         18      60,165           0          0         0      12,667     12,667    66,006
         19      63,174           0          0         0       7,905      7,905    66,006
         20      66,332           0          0         0       1,637      1,637    66,006

         21      69,649           0          0         0           0          0         0
         22      73,132           0          0         0           0          0         0
         23      76,788           0          0         0           0          0         0
         24      80,627           0          0         0           0          0         0
         25      84,659           0          0         0           0          0         0

         26      88,892           0          0         0           0          0         0
         27      93,336           0          0         0           0          0         0
         28      98,003           0          0         0           0          0         0
         29     102,903           0          0         0           0          0         0
         30     108,049           0          0         0           0          0         0

         31     113,451           0          0         0           0          0         0
         32     119,124           0          0         0           0          0         0
         33     125,080           0          0         0           0          0         0
         34     131,334           0          0         0           0          0         0
         35     137,900           0          0         0           0          0         0

                       HYPOTHETICAL 12%
                   GROSS INVESTMENT RETURN
               --------------------------------
  CONTRACT     SURRENDER   CONTRACT     DEATH
    YEAR         VALUE       VALUE     BENEFIT
-------------  ---------   ---------   --------
          1      24,359      26,796      66,006
          2      26,320      28,695      66,006
          3      28,764      30,702      66,006
          4      30,946      32,821      66,006
          5      33,620      35,058      66,006
          6      36,045      37,420      66,006
          7      38,978      39,916      66,006
          8      41,677      42,552      66,006
          9      44,904      45,342      66,006
         10      48,303      48,303      66,006
         11      51,845      51,845      66,006
         12      55,709      55,709      66,006
         13      59,946      59,946      66,006
         14      64,640      64,640      67,872
         15      69,726      69,726      73,212
         16      75,179      75,179      78,938
         17      81,020      81,020      85,071
         18      87,264      87,264      91,627
         19      93,927      93,927      98,623
         20     101,024     101,024     106,075
         21     108,569     108,569     113,997
         22     116,573     116,573     122,402
         23     125,049     125,049     131,301
         24     134,005     134,005     140,706
         25     143,448     143,448     150,620
         26     153,377     153,377     161,046
         27     164,192     164,192     170,759
         28     176,054     176,054     181,336
         29     189,166     189,166     192,949
         30     203,794     203,794     205,832
         31     220,335     220,335     220,335
         32     238,218     238,218     238,218
         33     257,554     257,554     257,554
         34     278,458     278,458     278,458
         35     301,060     301,060     301,060



THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                         Unisex Non-Tobacco User Age 65
                         Unisex Non-Tobacco User Age 65
                             Face Amount = $65,807
                      BASED ON CURRENT MONTHLY DEDUCTIONS


               PAYMENTS           HYPOTHETICAL 0%                  HYPOTHETICAL 6%
               MADE PLUS      GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
               INTEREST    ------------------------------   ------------------------------
                 AT 5%     SURRENDER   CONTRACT    DEATH    SURRENDER   CONTRACT    DEATH
CONTRACT YEAR  PER YEAR      VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
-------------  ---------   ---------   --------   -------   ---------   --------   -------
          1      26,250      21,394     23,831    65,807      22,876     25,314    65,807
          2      27,563      20,309     22,684    65,807      23,227     25,602    65,807
          3      28,941      19,652     21,589    65,807      23,948     25,885    65,807
          4      30,388      18,671     20,546    65,807      24,297     26,172    65,807
          5      31,907      18,114     19,551    65,807      25,025     26,462    65,807

          6      33,502      17,229     18,604    65,807      25,381     26,756    65,807
          7      35,178      16,763     17,701    65,807      26,116     27,054    65,807
          8      36,936      15,965     16,840    65,807      26,480     27,355    65,807
          9      38,783      15,582     16,020    65,807      27,222     27,660    65,807
         10      40,722      15,238     15,238    65,807      27,968     27,968    65,807

         11      42,758      14,595     14,595    65,807      28,480     28,480    65,807
         12      44,896      13,978     13,978    65,807      29,001     29,001    65,807
         13      47,141      13,385     13,385    65,807      29,532     29,532    65,807
         14      49,498      12,817     12,817    65,807      30,074     30,074    65,807
         15      51,973      12,271     12,271    65,807      30,626     30,626    65,807

         16      54,572      11,748     11,748    65,807      31,189     31,189    65,807
         17      57,300      11,245     11,245    65,807      31,762     31,762    65,807
         18      60,165      10,763     10,763    65,807      32,347     32,347    65,807
         19      63,174      10,300     10,300    65,807      32,943     32,943    65,807
         20      66,332       9,856      9,856    65,807      33,551     33,551    65,807

         21      69,649       9,430      9,430    65,807      34,170     34,170    65,807
         22      73,132       9,020      9,020    65,807      34,801     34,801    65,807
         23      76,788       8,628      8,628    65,807      35,445     35,445    65,807
         24      80,627       8,251      8,251    65,807      36,101     36,101    65,807
         25      84,659       7,889      7,889    65,807      36,770     36,770    65,807

         26      88,892       7,542      7,542    65,807      37,452     37,452    65,807
         27      93,336       7,209      7,209    65,807      38,147     38,147    65,807
         28      98,003       6,889      6,889    65,807      38,855     38,855    65,807
         29     102,903       6,583      6,583    65,807      39,577     39,577    65,807
         30     108,049       6,288      6,288    65,807      40,313     40,313    65,807

         31     113,451       6,006      6,006    65,807      41,063     41,063    65,807
         32     119,124       5,734      5,734    65,807      41,828     41,828    65,807
         33     125,080       5,474      5,474    65,807      42,608     42,608    65,807
         34     131,334       5,224      5,224    65,807      43,403     43,403    65,807
         35     137,900       4,984      4,984    65,807      44,213     44,213    65,807

                       HYPOTHETICAL 12%
                   GROSS INVESTMENT RETURN
               --------------------------------
               SURRENDER   CONTRACT     DEATH
CONTRACT YEAR    VALUE       VALUE     BENEFIT
-------------  ---------   ---------   --------
          1      24,359      26,796      65,807
          2      26,320      28,695      65,807
          3      28,778      30,715      65,807
          4      31,005      32,880      65,807
          5      33,761      35,198      65,807
          6      36,308      37,683      65,807
          7      39,408      40,345      65,807
          8      42,323      43,198      65,807
          9      45,817      46,254      65,807
         10      49,529      49,529      65,807
         11      53,437      53,437      65,807
         12      57,658      57,658      65,807
         13      62,214      62,214      65,807
         14      67,133      67,133      70,489
         15      72,437      72,437      76,058
         16      78,159      78,159      82,067
         17      84,334      84,334      88,551
         18      90,997      90,997      95,547
         19      98,187      98,187     103,096
         20     105,944     105,944     111,241
         21     114,314     114,314     120,030
         22     123,346     123,346     129,513
         23     133,091     133,091     139,745
         24     143,605     143,605     150,786
         25     154,951     154,951     162,699
         26     167,193     167,193     175,553
         27     180,402     180,402     187,618
         28     194,655     194,655     200,495
         29     210,034     210,034     214,235
         30     226,628     226,628     228,894
         31     245,022     245,022     245,022
         32     264,910     264,910     264,910
         33     286,411     286,411     286,411
         34     309,658     309,658     309,658
         35     334,792     334,792     334,792



THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                         Unisex Non-Tobacco User Age 65
                         Unisex Non-Tobacco User Age 65
                             Face Amount = $65,807
                     BASED ON GUARANTEED MONTHLY DEDUCTIONS


               PAYMENTS           HYPOTHETICAL 0%                  HYPOTHETICAL 6%
               MADE PLUS      GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
               INTEREST    ------------------------------   ------------------------------
                 AT 5%     SURRENDER   CONTRACT    DEATH    SURRENDER   CONTRACT    DEATH
CONTRACT YEAR  PER YEAR      VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
-------------  ---------   ---------   --------   -------   ---------   --------   -------
          1      26,250      21,394     23,831    65,807      22,876     25,314    65,807
          2      27,563      20,309     22,684    65,807      23,227     25,602    65,807
          3      28,941      19,611     21,548    65,807      23,919     25,857    65,807
          4      30,388      18,538     20,413    65,807      24,197     26,072    65,807
          5      31,907      17,829     19,266    65,807      24,800     26,238    65,807

          6      33,502      16,717     18,092    65,807      24,967     26,342    65,807
          7      35,178      15,933     16,871    65,807      25,432     26,370    65,807
          8      36,936      14,701     15,576    65,807      25,425     26,300    65,807
          9      38,783      13,739     14,176    65,807      25,670     26,108    65,807
         10      40,722      12,632     12,632    65,807      25,761     25,761    65,807

         11      42,758      10,984     10,984    65,807      25,408     25,408    65,807
         12      44,896       9,087      9,087    65,807      24,831     24,831    65,807
         13      47,141       6,885      6,885    65,807      23,982     23,982    65,807
         14      49,498       4,312      4,312    65,807      22,805     22,805    65,807
         15      51,973       1,278      1,278    65,807      21,223     21,223    65,807

         16      54,572           0          0         0      19,132     19,132    65,807
         17      57,300           0          0         0      16,386     16,386    65,807
         18      60,165           0          0         0      12,784     12,784    65,807
         19      63,174           0          0         0       8,054      8,054    65,807
         20      66,332           0          0         0       1,827      1,827    65,807

         21      69,649           0          0         0           0          0         0
         22      73,132           0          0         0           0          0         0
         23      76,788           0          0         0           0          0         0
         24      80,627           0          0         0           0          0         0
         25      84,659           0          0         0           0          0         0

         26      88,892           0          0         0           0          0         0
         27      93,336           0          0         0           0          0         0
         28      98,003           0          0         0           0          0         0
         29     102,903           0          0         0           0          0         0
         30     108,049           0          0         0           0          0         0

         31     113,451           0          0         0           0          0         0
         32     119,124           0          0         0           0          0         0
         33     125,080           0          0         0           0          0         0
         34     131,334           0          0         0           0          0         0
         35     137,900           0          0         0           0          0         0

                       HYPOTHETICAL 12%
                   GROSS INVESTMENT RETURN
               --------------------------------
               SURRENDER   CONTRACT     DEATH
CONTRACT YEAR    VALUE       VALUE     BENEFIT
-------------  ---------   ---------   --------
          1      24,359      26,796      65,807
          2      26,320      28,695      65,807
          3      28,765      30,702      65,807
          4      30,947      32,822      65,807
          5      33,623      35,060      65,807
          6      36,049      37,424      65,807
          7      38,984      39,921      65,807
          8      41,685      42,560      65,807
          9      44,916      45,354      65,807
         10      48,320      48,320      65,807
         11      51,868      51,868      65,807
         12      55,740      55,740      65,807
         13      59,988      59,988      65,807
         14      64,691      64,691      67,926
         15      69,781      69,781      73,270
         16      75,239      75,239      79,001
         17      81,084      81,084      85,139
         18      87,333      87,333      91,700
         19      94,002      94,002      98,702
         20     101,105     101,105     106,160
         21     108,655     108,655     114,088
         22     116,666     116,666     122,500
         23     125,149     125,149     131,406
         24     134,112     134,112     140,818
         25     143,562     143,562     150,740
         26     153,499     153,499     161,174
         27     164,323     164,323     170,896
         28     176,194     176,194     181,480
         29     189,317     189,317     193,103
         30     203,956     203,956     205,996
         31     220,510     220,510     220,510
         32     238,408     238,408     238,408
         33     257,759     257,759     257,759
         34     278,680     278,680     278,680
         35     301,300     301,300     301,300



THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                                     Part II

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Article VIII of Registrant's Bylaws provides: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

           RULE 6e-3(T) REPRESENTATIONS, DESCRIPTIONS AND UNDERTAKINGS

The Company hereby represents that the aggregate fees and charges under the Contracts offered through this registration statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allmerica Financial Life Insurance and Annuity Company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2.
The prospectus consisting of ____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representatives, descriptions and undertaking pursuant to Rule
6e-3(T)(b)(13)(iii)(F) under the Investment Company Act of 1940 (the "1940
Act").
The signatures.

Written consents of the following persons:


  1.  Price Waterhouse LLP

  2.  Opinion of Counsel

  3.  Actuarial Consent

  The following exhibits:

  1.  Exhibit 1

      (Exhibits required by paragraph A of the instructions to Form N-8B-2)

      (1) Certified copy of Resolutions of the Board of Directors of the Company dated June 13, 1996 establishing the Fulcrum Variable
             Life Separate Account was filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

      (2)    Not Applicable.

      (3)(a) Form of Underwriting and Administrative Services
             Agreement between the Company and Allmerica
             Investments, Inc. was filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

      (4)    Not Applicable.

      (5) Policy Form was filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

      (6)(a) Company's Articles of Incorporation was filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

         (b) Company's Restated ByLaws was filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

      (7)    Not Applicable.

      (8)(a) Form of Participation Agreement with Allmerica Investment Trust was previously filed by the Company on June 3, 1987 in Registration Statement No. 33-14672, and is incorporated herein by reference.

         (B) Participation Agreement among The Palladian Trust, Western Capital Financial Group, Inc. and the Company was previously filed in Registrant's Initial Registration Statement on November 5, 1996 and is incorporated by reference herein.

      (9)    Not Applicable.

      (10) Application Form was filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

  2.  Form of Policy and Policy riders as set forth in Exhibit 1 above.

  3.  Opinion of Counsel is filed herewith.

  4.  Not Applicable.

  5.  Not Applicable.

  6.  Actuarial Consent is filed herewith.

  7. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(ii) under the 1940 Act which includes conversion procedures pursuant to Rule 6e-3(T)(b)(13)(v)(B) was previously filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

  8.  Consent of Independent Accountants is filed herewith

  10. Wholesaling Agreement was previously filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

                                  Exhibit Table

Exhibit 3           Opinion of Counsel

Exhibit 6           Actuarial Consent

Exhibit 8           Consent of Independent Accountants

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed by the undersigned, in the City of Worcester, and Commonwealth of Massachusetts, on the 8th day of August, 1997.


                                       FULCRUM VARIABLE LIFE SEPARATE ACCOUNT OF
                                       ALLMERICA FINANCIAL LIFE INSURANCE
                                       AND ANNUITY COMPANY




                                       By   /s/ Abigail M. Armstrong
                                         ---------------------------------------
                                         Abigail M. Armstrong, Secretary


SIGNATURES                           TITLE                                     DATE

/s/ John F. O'Brien                  Director and Chairman of the Board
----------------------------------
John F. O'Brien


/s/ Bruce C. Anderson                Director
----------------------------------
Bruce C. Anderson




/s/ John P. Kavanaugh                Director, Vice President and
----------------------------------   Chief Investment Officer
John P. Kavanaugh


/s/ John F. Kelly                    Director, Vice President and           August 8, 1997
----------------------------------   General Counsel
John F. Kelly


/s/ J. Barry May                     Director
----------------------------------
J. Barry May


/s/ James R. McAuliffe               Director
----------------------------------
James R. McAuliffe


/s/ Edward J. Parry, III             Director, Vice President, Treasurer
----------------------------------   and Chief Financial Officer
Edward J. Parry, III


/s/ Richard M. Reilly                Director, President and
----------------------------------   Chief Executive Officer
Richard M. Reilly


/s/ Larry C. Renfro                  Director
----------------------------------
Larry C. Renfro


/s/ Eric A. Simonsen                 Director and Vice President
----------------------------------
Eric A. Simonsen


/s/ Phillip E. Soule                 Director
----------------------------------
Phillip E. Soule
